

Vantage Amenities Center (Rendering)
South San Francisco, CA

Earnings Release
and Supplemental Report

Fourth Quarter 2021

Healthpeak
PROPERTIES



Hayden Research Campus
Lexington, MA

TABLE OF
Contents

Healthpeak Reports Fourth Quarter and Year Ended 2021 Results

DENVER, February 8, 2022 – Healthpeak Properties, Inc. (NYSE: PEAK) today announced results for the fourth quarter and full year ended December 31, 2021.

FOURTH QUARTER 2021 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income of $0.05 per share, Nareit FFO of $0.41 per share, FFO as Adjusted of $0.41 per share, and blended Total Same-Store Portfolio Cash (Adjusted) NOI growth of 2.7%
  - Life Science and MOB Same-Store Portfolio Cash (Adjusted) NOI growth of 5.4% and 3.6%, respectively
  - Total pro forma Same-Store Portfolio Cash (Adjusted) NOI growth of 4.0% excluding government grants received under the CARES Act at our CCRC properties

– Life science development leasing:
  - Pre-leased all 148,000 square feet at Nexus on Grand in South San Francisco
  - Active life science developments 76% pre-leased as of the end of the fourth quarter

– Additional life science development pipeline opportunities:
  - Acquired a combined ten acre parcel in the Sorrento Mesa submarket of San Diego
  - Acquired a joint venture interest in a nine acre land parcel located in the Needham submarket of Boston

– Balance sheet
  - In November, issued $500 million of 2.125% senior unsecured notes in a green bond offering
  - Pro forma net debt to adjusted EBITDAre of 5.3x as of December 31, 2021, including $316 million of net proceeds from the future expected settlement of shares sold under equity forward contracts through the Company's ATM program during the third quarter of 2021

– Promoted Scott Bohn to Executive Vice President – Co-Head of Life Science

– The Board of Directors declared a quarterly common stock cash dividend of $0.30 per share to be paid on February 22, 2022, to stockholders of record as of the close of business on February 11, 2022

– Recent ESG recognitions include being named to the CDP Leadership band for the ninth consecutive year; included in the S&P Global Sustainability Yearbook for the seventh consecutive year and Bloomberg Gender-Equality Index for the third consecutive year; and named a Top-Rated Industry Performer and Top-Rated Regional Performer by Sustainalytics for the first time

FULL YEAR 2021 HIGHLIGHTS

– Net income of $0.93 per share, Nareit FFO of $1.12 per share, FFO as Adjusted of $1.61 per share, and blended Total Same-Store Portfolio Cash (Adjusted) NOI growth of 4.4%
  - Life Science and MOB Same-Store Portfolio Cash (Adjusted) NOI growth of 7.2% and 3.1%, respectively
  - Total pro forma Same-Store Portfolio Cash (Adjusted) NOI growth of 4.9% excluding government grants received under the CARES Act at our CCRC properties

– Closed $1.5 billion of acquisitions including:
  - $658 million of life science acquisitions
  - $834 million of medical office acquisitions

– Development:
  - Commenced four life science development projects totaling approximately 839,000 square feet, representing $812 million of estimated total spend
  - Signed 729,000 square feet of life science and MOB development leasing during 2021

– Closed $3.3 billion of dispositions including:
  - $3 billion of senior housing sales and loan repayments, bringing total senior housing dispositions to approximately $4 billion since July 2020
  - $300 million of other non-core sales

– Balance sheet:
  - Issued $950 million of senior unsecured notes across multiple green bond offerings at a weighted average coupon of 1.76%
  - Using proceeds from senior housing sales, repaid $2 billion of senior unsecured notes with maturities ranging from 2023 to 2025 with a weighted average coupon rate of 3.95%

– Earned numerous ESG recognitions in 2021. We were short-listed for Best Proxy Statement by IR Magazine and Corporate Secretary for the second consecutive year; were named a constituent in the FTSE4Good Index, as well as received a Green Star rating from the Global Real Estate Sustainability Benchmark (GRESB), for the tenth consecutive year; were named to CDP's Leadership band, as well as listed in S&P Global's North America Dow Jones Sustainability Index, for the ninth consecutive year; were listed in S&P Global's Sustainability Yearbook for the seventh consecutive year; were named to the Bloomberg Gender-Equality Index, 3BL Media's 100 Best Corporate Citizens list, and Newsweek's America's Most Responsible Companies list for the third consecutive year; maintained a rating of "Prime" by ISS ESG Corporate Rating; and were named a Top-Rated Industry Performer and Top-Rated Regional Performer by Sustainalytics for the first time

FOURTH QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended December 31, 2021		Three Months Ended December 31, 2020	
	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 28,493	$ 0.05	$ 146,129	$ 0.27
Nareit FFO, diluted	222,101	0.41	176,477	0.32
FFO as Adjusted, diluted	222,730	0.41	220,525	0.41
AFFO, diluted	175,941		190,991	

FULL YEAR COMPARISON

(in thousands, except per share amounts)	Year Ended December 31, 2021		Year Ended December 31, 2020	
	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 502,271	$ 0.93	$ 411,147	$ 0.77
Nareit FFO, diluted	610,888	1.12	700,029	1.30
FFO as Adjusted, diluted	879,222	1.61	880,678	1.64
AFFO, diluted	734,034		779,367	

Nareit FFO, FFO as Adjusted, AFFO, Same-Store Cash (Adjusted) NOI, Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts (see the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information). See "December 31, 2021 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month and full year SS Cash (Adjusted) NOI growth on an actual and pro forma basis. The Pro Forma table reflects the results excluding government grants under the CARES Act for our CCRC portfolio.

Actual

Year-Over-Year Total SS Portfolio Cash (Adjusted) NOI Growth

	Three Month		Full Year	
	SS Growth %	% of SS	SS Growth %	% of SS
Life science	5.4%	47.3%	7.2%	49.3%
Medical office	3.6%	40.9%	3.1%	47.8%
CCRC[1]	(9.6%)	11.8%	(17.1%)	2.9%
Total Portfolio	**2.7%**	**100.0%**	**4.4%**	**100.0%**

Pro Forma (excluding CARES)

Year-Over-Year Total SS Portfolio Cash (Adjusted) NOI Growth

	Three Month		Full Year	
	SS Growth %	% of SS	SS Growth %	% of SS
Life science	5.4%	47.3%	7.2%	49.4%
Medical office	3.6%	40.9%	3.1%	47.8%
CCRC[1]	(0.2%)	11.8%	(4.3%)	2.8%
Total Portfolio	**4.0%**	**100.0%**	**4.9%**	**100.0%**

(1)   CCRC SS consists of 15 properties for the three month comparison and two properties for the full year comparison.

ACQUISITIONS

VISTA SORRENTO ASSEMBLAGE, SORRENTO MESA

As previously announced, in October 2021, Healthpeak closed on an office building on a five acre parcel in an off-market acquisition in the Sorrento Mesa submarket of San Diego for $20 million.

In January 2022, Healthpeak closed on an adjacent office building located on a five acre parcel in an off-market acquisition for $24 million.

Following near-term expirations of the in-place leases across the ten acre site, Healthpeak intends to commence construction of a new Class A life science development. The Vista Sorrento assemblage is located in close proximity to two existing Healthpeak life science campuses.

NEEDHAM LAND PARCEL JOINT VENTURE

In December 2021, Healthpeak acquired a 37.5% joint venture interest in a nine acre land parcel in the Needham submarket of Boston. Healthpeak's share of the purchase price totaled $21.5 million. The joint venture intends to pursue future life science, R&D, or medical office development opportunities on the site.

PREVIOUSLY DISCLOSED FOURTH QUARTER 2021 ACQUISITIONS

CAMBRIDGE (ALEWIFE) UPDATE

In December 2021 and January 2022, Healthpeak closed on the previously announced acquisitions of 110 & 125 Fawcett and 67 Smith Place in the Alewife submarket of Cambridge for a total of $117 million. Healthpeak has now closed on the full $625 million of previously announced acquisitions totaling 734,000 square feet of existing buildings across approximately 36 acres.

LAKEVIEW MOB

As previously announced, in October, Healthpeak acquired Lakeview Medical Pavilion, a 55,000 square foot on-campus MOB for $34 million in an off-market transaction. The property is on the campus of HCA's 167-bed Lakeview Regional Medical Center in Covington, Louisiana, part of the New Orleans MSA. The property, built in 2014, is 100% occupied with a weighted average lease term of 7 years.

SWEDISH MEDICAL MOB

As previously announced, in October, Healthpeak acquired 700 Broadway, a 39,000 square foot on-campus MOB located in the downtown Seattle healthcare cluster known as "First Hill" for $43 million. The property is on the campus of Swedish Medical Center and connected via an underground tunnel to the hospital. The property is 100% leased to Northwest Kidney Centers, the world's first dialysis organization. The site includes structured and surface parking, providing future densification opportunities. The acquisition brings Healthpeak's total square footage on the campus of Swedish Medical Center to 610,000 square feet with a current occupancy of 97%.

DEVELOPMENT UPDATES

NEXUS ON GRAND LEASING UPDATE

Graphite Bio, Inc. and another leading biotech company have signed leases for a combined 148,000 square feet at Nexus on Grand in South San Francisco, bringing the $162 million development to 100% pre-leased. The leases are expected to commence in 2023 upon completion of construction.

VANTAGE DEVELOPMENT START

As previously announced, in October, Healthpeak commenced the first phase of Vantage, a $393 million, 343,000 square foot life science development strategically located on the corner of Forbes Boulevard and at the door-step of Genentech's headquarters in South San Francisco.

The purpose-built lab campus will feature state-of-the-art design, an amenity center, flexible and efficient floor plates, and building systems that will accommodate a broad range of life science uses. Expected initial occupancy is in the second half of 2023.

Healthpeak expects to pursue additional entitlements for the remaining acreage on the Vantage land site, enabling the development of a multi-phase campus totaling one million square feet based on existing zoning, with the potential for significantly more subject to entitlements.

CENTENNIAL MOB COMPLETION

During the fourth quarter, Healthpeak completed the 172,000 square foot, $49 million MOB development on the campus of HCA's TriStar Centennial hospital in Nashville, Tennessee. Healthpeak now owns over 837,000 square feet on this market-leading campus.

BALANCE SHEET

In November, Healthpeak completed its second green bond issuance, a public offering of $500 million of 2.125% senior unsecured notes due 2028.

Pro forma net debt to adjusted EBITDAre of 5.3x as of December 31, 2021, including $316 million of net proceeds from the future expected settlement of shares sold under equity forward contracts through the Company's ATM program during the third quarter of 2021. No additional shares were sold through the Company's ATM program during the quarter ended December 31, 2021.

EXECUTIVE LEADERSHIP PROMOTION

Scott Bohn has been promoted to Executive Vice President – Co-Head of Life Science. Mr. Bohn has been with Healthpeak for 10 years. He will continue to report to Scott Brinker and lead Healthpeak's life science business in the San Francisco Bay Area and Boston.

DIVIDEND

On January 27, 2022, Healthpeak announced that its Board declared a quarterly common stock cash dividend of $0.30 per share to be paid on February 22, 2022, to stockholders of record as of the close of business on February 11, 2022.

2022 GUIDANCE

For full year 2022, we have established the following guidance ranges:

- Diluted earnings per common share of $0.58 – $0.64
- Diluted Nareit FFO per share of $1.70 – $1.76
- Diluted FFO as Adjusted per share of $1.68 – $1.74
- Total Portfolio Same-Store Cash (Adjusted) NOI growth of 3.25% – 4.75%

Components of Total Portfolio Same-Store Cash (Adjusted) NOI guidance:

- Life Science: 4.00% to 5.00%; 49% of the full year 2022 same-store pool
- Medical Office: 1.75% to 2.75%; 39% of the full year 2022 same-store pool
- CCRC: 8.00% to 12.00%; 12% of the full year 2022 same-store pool

These estimates do not reflect the potential impact from unannounced future transactions other than capital recycling activities. These estimates are based on our view of existing market conditions, transaction timing and other assumptions for the year ending December 31, 2022. For additional details and assumptions underlying this guidance, please see page 41 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.healthpeak.com

COMPANY INFORMATION

Healthpeak has scheduled a conference call and webcast for Wednesday, February 9, 2022, at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time) to present its performance and operating results for the fourth quarter and year ended December 31, 2021. The conference call is accessible by dialing (888) 317-6003 (U.S.) or (412) 317-6061 (international). The conference ID number is 7403667. You may also access the conference call via webcast in the Investor Relations section of our website at http://ir.healthpeak.com. An archive of the webcast will be available on Healthpeak's website through February 9, 2023, and a telephonic replay can be accessed through February 23, 2022, by dialing (877) 344-7529 (U.S.) or (412) 317-0088 (international) and entering conference ID number 9680940. Our Supplemental Report for the current period is also available, with this earnings release, in the Investor Relations section of our website.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns and develops high-quality real estate in the three private-pay healthcare asset classes of Life Science, Medical Office and CCRCs. At Healthpeak, we pair our deep understanding of the healthcare real estate market with a strong vision for long-term growth. For more information regarding Healthpeak, visit www.healthpeak.com.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, leasing activity and commitments, capital recycling plans, financing activities, or other transactions discussed in this release; (ii) the payment of a quarterly cash dividend; and (iii) the information presented under the heading "2022 Guidance." Pending acquisitions, dispositions, and leasing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: the Covid pandemic and health and safety measures intended to reduce its spread, the availability, effectiveness and public usage and acceptance of vaccines, and how quickly and to what extent normal economic and operating conditions can resume within the markets in which we operate; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; increased competition, operating costs and market changes affecting our tenants, operators and borrowers; the financial condition of our tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested in multiple industries and exposes us to the risks inherent in illiquid investments; our ability to identify and secure replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; our property development, redevelopment and tenant improvement activity risks, including project abandonments, project delays and lower profits than expected; changes within the life science industry; high levels of regulation, funding requirements, expense and uncertainty faced by our life science tenants; the ability of the hospitals on whose campuses our MOBs are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to maintain or expand our hospital and health system client relationships; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; economic and other conditions that negatively affect geographic areas from which we recognize a greater percentage of our revenue; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of fixed rent escalators, contingent rent provisions and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose on collateral securing our real estate-related loans; our ability to make material acquisitions and successfully integrate them; the potential impact on us and our tenants, operators and borrowers from litigation matters, including rising liability and insurance costs; an increase in our borrowing costs, including due to higher interest rates; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, volatility or uncertainty in the capital markets, and other factors; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; changes in global, national and local economic and other conditions; laws or regulations prohibiting eviction of our tenants; the failure of our tenants, operators and borrowers to comply with federal, state and local laws and regulations, including resident health and safety requirements, as well as licensure, certification and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety and other regulations; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administration decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Fund and other Covid-related stimulus and relief programs; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; environmental compliance costs and liabilities associated with our real estate investments; our ability to maintain our qualification as a real estate investment trust ("REIT"); changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; the loss or limited availability of our key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

CONTACT

Andrew Johns, CFA
Vice President – Corporate Finance and Investor Relations
720-428-5400

Healthpeak Properties, Inc.

Consolidated Balance Sheets

In thousands, except share and per share data

		December 31, 2021		December 31, 2020
Assets				
Real estate:				
Buildings and improvements	$	12,025,271	$	11,048,433
Development costs and construction in progress		877,423		613,182
Land		2,603,964		1,867,278
Accumulated depreciation and amortization		(2,839,229)		(2,409,135)
Net real estate		12,667,429		11,119,758
Net investment in direct financing leases		44,706		44,706
Loans receivable, net of reserves of $1,813 and $10,280		415,811		195,375
Investments in and advances to unconsolidated joint ventures		403,634		402,871
Accounts receivable, net of allowance of $1,870 and $3,994		48,691		42,269
Cash and cash equivalents		158,287		44,226
Restricted cash		53,454		67,206
Intangible assets, net		519,760		519,917
Assets held for sale and discontinued operations, net		37,190		2,626,306
Right-of-use asset, net		233,942		192,349
Other assets, net		674,615		665,106
Total assets	$	**15,257,519**	$	**15,920,089**
Liabilities and Equity				
Bank line of credit and commercial paper	$	1,165,975	$	129,590
Term loan		—		249,182
Senior unsecured notes		4,651,933		5,697,586
Mortgage debt		352,081		221,621
Intangible liabilities, net		177,232		144,199
Liabilities related to assets held for sale and discontinued operations, net		15,056		415,737
Lease liability		204,547		179,895
Accounts payable, accrued liabilities, and other liabilities		755,384		760,617
Deferred revenue		789,207		774,316
Total liabilities		**8,111,415**		**8,572,743**
Commitments and contingencies				
Redeemable noncontrolling interests		87,344		57,396
Common stock, $1.00 par value: 750,000,000 shares authorized; 539,096,879 and 538,405,393 shares issued and outstanding		539,097		538,405
Additional paid-in capital		10,100,294		10,175,235
Cumulative dividends in excess of earnings		(4,120,774)		(3,976,232)
Accumulated other comprehensive income (loss)		(3,147)		(3,685)
Total stockholders' equity		6,515,470		6,733,723
Joint venture partners		342,234		357,069
Non-managing member unitholders		201,056		199,158
Total noncontrolling interests		543,290		556,227
Total equity		**7,058,760**		**7,289,950**
Total liabilities and equity	$	**15,257,519**	$	**15,920,089**

Healthpeak Properties, Inc.

Consolidated Statements of Operations
In thousands, except per share data

	Three Months Ended December 31,		Year Ended December 31,	
	2021	**2020**	**2021**	**2020**
Revenues:				
Rental and related revenues	$ 356,254	$ 309,597	$ 1,378,384	$ 1,182,108
Resident fees and services	118,867	115,757	471,325	436,494
Income from direct financing leases	2,180	2,151	8,702	9,720
Interest income	5,904	4,192	37,773	16,553
Total revenues	483,205	431,697	1,896,184	1,644,875
Costs and expenses:				
Interest expense	36,551	54,088	157,980	218,336
Depreciation and amortization	178,114	147,175	684,286	553,949
Operating	199,247	184,215	773,279	782,541
General and administrative	26,043	25,507	98,303	93,237
Transaction costs	424	1,422	1,841	18,342
Impairments and loan loss reserves (recoveries), net	18,702	26,742	23,160	42,909
Total costs and expenses	459,081	439,149	1,738,849	1,709,314
Other income (expense):				
Gain (loss) on sales of real estate, net	717	4,714	190,590	90,350
Gain (loss) on debt extinguishments	—	—	(225,824)	(42,912)
Other income (expense), net	662	(128)	6,266	234,684
Total other income (expense), net	1,379	4,586	(28,968)	282,122
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	25,503	(2,866)	128,367	217,683
Income tax benefit (expense)	1,857	2,631	3,261	9,423
Equity income (loss) from unconsolidated joint ventures	1,583	(18,969)	6,100	(66,599)
Income (loss) from continuing operations	**28,943**	**(19,204)**	**137,728**	**160,507**
Income (loss) from discontinued operations	**3,633**	**169,449**	**388,202**	**267,746**
Net income (loss)	**32,576**	**150,245**	**525,930**	**428,253**
Noncontrolling interests' share in continuing operations	(3,815)	(3,829)	(17,851)	(14,394)
Noncontrolling interests' share in discontinued operations	—	(22)	(2,539)	(296)
Net income (loss) attributable to Healthpeak Properties, Inc.	**28,761**	**146,394**	**505,540**	**413,563**
Participating securities' share in earnings	(268)	(265)	(3,269)	(2,416)
Net income (loss) applicable to common shares	$ **28,493**	$ **146,129**	$ **502,271**	$ **411,147**
Basic earnings (loss) per common share:				
Continuing operations	$ 0.05	$ (0.04)	$ 0.22	$ 0.27
Discontinued operations	0.00	0.31	0.71	0.50
Net income (loss) applicable to common shares	$ **0.05**	$ **0.27**	$ **0.93**	$ **0.77**
Diluted earnings (loss) per common share:				
Continuing operations	$ 0.05	$ (0.04)	$ 0.22	$ 0.27
Discontinued operations	0.00	0.31	0.71	0.50
Net income (loss) applicable to common shares	$ **0.05**	$ **0.27**	$ **0.93**	$ **0.77**
Weighted average shares outstanding:				
Basic	539,081	538,381	538,930	530,555
Diluted	539,505	538,381	539,241	531,056

Healthpeak Properties, Inc.
Funds From Operations
In thousands, except per share data

	Three Months Ended December 31,		Year Ended December 31,	
	2021	**2020**	**2021**	**2020**
Net income (loss) applicable to common shares	$ 28,493	$ 146,129	$ 502,271	$ 411,147
Real estate related depreciation and amortization[1]	178,114	155,749	684,286	697,143
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	5,041	25,040	17,085	105,090
Noncontrolling interests' share of real estate related depreciation and amortization	(4,869)	(4,863)	(19,367)	(19,906)
Other real estate-related depreciation and amortization	—	319	—	2,766
Loss (gain) on sales of depreciable real estate, net[1]	(6,780)	(302,613)	(605,311)	(550,494)
Healthpeak's share of loss (gain) on sales of depreciable real estate, net, from unconsolidated joint ventures	197	—	(6,737)	(9,248)
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net	(73)	—	5,555	(3)
Loss (gain) upon change of control, net[2]	—	13,249	(1,042)	(159,973)
Taxes associated with real estate dispositions	—	3,204	2,666	(7,785)
Impairments (recoveries) of depreciable real estate, net	19,625	138,634	25,320	224,630
Nareit FFO applicable to common shares	219,748	174,848	604,726	693,367
Distributions on dilutive convertible units and other	2,353	1,629	6,162	6,662
Diluted Nareit FFO applicable to common shares	$ 222,101	$ 176,477	$ 610,888	$ 700,029
Diluted Nareit FFO per common share	$ 0.41	$ 0.32	$ 1.12	$ 1.30
Weighted average shares outstanding - diluted Nareit FFO	546,829	544,243	544,742	536,562
Impact of adjustments to Nareit FFO:				
Transaction-related items[3]	$ 406	$ 33,277	$ 7,044	$ 128,619
Other impairments (recoveries) and other losses (gains), net[4]	(923)	7,896	24,238	(22,046)
Restructuring and severance related charges	1,147	2,911	3,610	2,911
Loss (gain) on debt extinguishments	—	—	225,824	42,912
Litigation costs (recoveries)	—	—	—	232
Casualty-related charges (recoveries), net	—	—	5,203	469
Foreign currency remeasurement losses (gains)	—	—	—	153
Valuation allowance on deferred tax assets[5]	—	—	—	31,161
Tax rate legislation impact[6]	—	—	—	(3,590)
Total adjustments	630	44,084	265,919	180,821
FFO as Adjusted applicable to common shares	220,378	218,932	870,645	874,188
Distributions on dilutive convertible units and other	2,352	1,593	8,577	6,490
Diluted FFO as Adjusted applicable to common shares	$ 222,730	$ 220,525	$ 879,222	$ 880,678
Diluted FFO as Adjusted per common share	$ 0.41	$ 0.41	$ 1.61	$ 1.64
Weighted average shares outstanding - diluted FFO as Adjusted	546,829	544,243	546,567	536,562

(1) This amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations and the detailed financial information in the Discontinued Operations Reconciliation section of this Supplemental Report.

(2) For the year ended December 31, 2020, includes a $170 million gain upon consolidation of 13 continuing care retirement communities ("CCRCs") in which we acquired Brookdale's interest and began consolidating during the first quarter of 2020. Gains and losses upon change of control are included in other income (expense), net in the Consolidated Statements of Operations.

(3) For the year ended December 31, 2020, includes the termination fee and transition fee expenses related to terminating the management agreements with Brookdale for 13 CCRCs and transitioning those communities to Life Care Services LLC, partially offset by the tax benefit recognized related to those expenses. The expenses related to terminating management agreements are included in operating expenses in the Consolidated Statements of Operations.

(4) For the year ended December 31, 2021, includes a $29 million goodwill impairment charge in connection with our senior housing triple-net and SHOP asset sales, which are reported in income (loss) from discontinued operations in the Consolidated Statements of Operations. The year ended December 31, 2021 also includes $6 million of accelerated recognition of a mark-to-market discount, less loan fees, resulting from prepayments on loans receivable, which is included in interest income in the Consolidated Statements of Operations. For the year ended December 31, 2020, includes a $42 million gain on sale of a hospital that was in a direct financing lease, which is included in other income (expense), net in the Consolidated Statements of Operations. The remaining activity for the three months and years ended December 31, 2021 and 2020 includes reserves for loan losses and land impairments recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(5) In conjunction with establishing a plan during the year ended December 31, 2020 to dispose of all of our SHOP assets and classifying such assets as discontinued operations, we concluded it was more likely than not that we would no longer realize the future value of certain deferred tax assets generated by the net operating losses of our taxable REIT subsidiary entities. Accordingly, during the year ended December 31, 2020, we recognized an associated valuation allowance and corresponding income tax expense.

(6) For the year ended December 31, 2020, represents the tax benefit from the CARES Act, which extended the net operating loss carryback period to five years.

Healthpeak Properties, Inc.
Adjusted Funds From Operations
In thousands

	Three Months Ended December 31,		Year Ended December 31,	
	2021	**2020**	**2021**	**2020**
FFO as Adjusted applicable to common shares	$ 220,378	$ 218,932	$ 870,645	$ 874,188
Amortization of stock-based compensation	4,307	3,977	18,202	17,368
Amortization of deferred financing costs	2,539	2,488	9,216	10,157
Straight-line rents	(7,561)	(5,230)	(31,188)	(29,316)
AFFO capital expenditures	(39,368)	(32,251)	(111,480)	(93,579)
Deferred income taxes	(1,776)	(6,447)	(8,015)	(15,647)
Other AFFO adjustments	(4,228)	7,893	(19,510)	9,534
AFFO applicable to common shares	174,291	189,362	727,870	772,705
Distributions on dilutive convertible units and other	1,650	1,629	6,164	6,662
Diluted AFFO applicable to common shares	$ 175,941	$ 190,991	$ 734,034	$ 779,367
Weighted average shares outstanding - diluted AFFO	545,004	544,243	544,742	536,562

Overview[1][2]

As of and for the quarter and year ended December 31, 2021, dollars, square feet, and shares in thousands, except per share data

	4Q21	Full Year 2021
Financial Metrics		
Diluted earnings per common share	$0.05	$0.93
Diluted Nareit FFO per common share	$0.41	$1.12
Diluted FFO as Adjusted per common share	$0.41	$1.61
Dividends per common share	$0.30	$1.20
Portfolio Real Estate Revenues[3][4]	$488,751	$1,909,293
Portfolio NOI[3][4][5]	$278,078	$1,084,655
Portfolio Cash (Adjusted) NOI[3][4][5]	$264,359	$1,030,144
Portfolio Income[3][4][5]	$270,264	$1,067,917

	4Q21	% of Total 4Q21 SS	Full Year 2021	% of Total Full Year SS
Same-Store Cash (Adjusted) NOI Growth				
Life science	5.4%	47.3%	7.2%	49.3%
Medical office	3.6%	40.9%	3.1%	47.8%
CCRC[4][5][6]	(9.6%)	11.8%	(17.1%)	2.9%
Total[6]	**2.7%**	**100.0%**	**4.4%**	**100.0%**

	4Q21			4Q21	Full Year 2021
Capitalization			**Debt Ratios**		
Common stock outstanding and DownREIT units	546,413		Financial Leverage	33.4%	33.4%
Total Market Equity	$19,720,045		Secured Debt Ratio	2.1%	2.1%
Enterprise Debt	$6,209,673		Net Debt to Adjusted EBITDAre[7]	5.6x	5.6x
			Adjusted Fixed Charge Coverage	6.2x	5.8x

	Total Portfolio			Operating Portfolio	
	Property Count	**Capacity[8]**		**Capacity**	**Occupancy[9]**
Portfolio Statistics					
Life science	150	12,235 Sq. Ft.		10,636 Sq. Ft.	96.6%
Medical office	300	24,470 Sq. Ft.		24,238 Sq. Ft.	90.3%
CCRC[10]	15	7,344 Units		7,344 Units	79.0%
Other[11]	19	3,354 Units		3,354 Units	74.8%
Total	**484**				

(1) Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this report can be found at http://ir.healthpeak.com/quarterly-results. The contents of this Earnings Release and Supplemental Report are unaudited and totals may not add due to rounding.

(2) Segments, NOI, and other key performance metrics are inclusive of our share in unconsolidated JVs and exclusive of noncontrolling interest share in consolidated JVs. See the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures found at http://ir.healthpeak.com/quarterly-results for further information.

(3) Excludes discontinued operations.

(4) 4Q21 includes $0.7 million and full year includes $3.2 million of government grants under the CARES Act for our CCRC and Other segments, which is included in Other income (expense), net, and Equity income/(loss) from unconsolidated joint ventures, in our Consolidated Statement of Operations; $0.0 million and $0.1 million of which relates to properties in Same-Store in our CCRC Segment for 4Q21 and full year, respectively.

(5) 4Q21 includes $1.0 million and full year includes $6.9 million of identifiable Covid expenses for our CCRC and Other segments; $1.0 million and $1.6 million of which relates to properties in Same-Store in our CCRC Segment for 4Q21 and full year, respectively.

(6) Excluding government grants received under the CARES Act, Same-Store year-over-year three-month Cash (Adjusted) NOI growth would have been (0.2%) for CCRC and 4.0% for Total Portfolio, and the full year Same-Store growth would have been for (4.3%) for CCRC and 4.9% for Total Portfolio.

(7) Pro forma Net Debt to Adjusted EBITDAre is 5.3x including $316 million of net proceeds from the future expected settlement of shares sold under equity forward contracts through the Company's ATM program during the third quarter of 2021.

(8) Total Portfolio Capacity includes estimated capacity upon the completion of Development and Redevelopment projects.

(9) Occupancy for Life science and Medical office is calculated as of the end of the period presented and is based on square feet. Occupancy for CCRC and Other is calculated based on the most recent three-month average available and is based on units. Occupancy excludes assets held for sale.

(10) CCRC occupancy as of December 31, 2021 was 80.4% for non-SNF care units (assisted living, independent living, and memory care) and 72.0% for skilled nursing units.

(11) Our Other non-reportable segment includes nineteen assets in our unconsolidated SWF SH JV.

Portfolio Summary[1]

As of and for the quarter ended December 31, 2021, dollars in thousands, excludes discontinued operations

	Property Count	Weighted Average Age[2]	Portfolio Investment	Portfolio Income
Property Portfolio				
Life science	137	14	$ 7,433,260	$ 129,760
Medical office	291	24	5,956,423	105,672
CCRC	15	30	2,243,655	24,356
Other	19	23	457,870	4,570
	462	**20**	**$ 16,091,207**	**$ 264,359**
Developments				
Life science	12	—	$ 685,986	$ —
Medical office	3	—	53,756	—
	15	**—**	**$ 739,742**	**$ —**
Redevelopments[3]				
Life science	1	—	$ 111,470	$ —
Medical office	6	—	12,927	—
	7	**—**	**$ 124,397**	**$ —**
Debt Investments				
Seller financing loans	—	—	$ 389,845	$ 5,455
Other	—	—	24,345	449
	—	**—**	**$ 414,190**	**$ 5,904**
Total				
Life science	150	14	$ 8,230,715	$ 129,760
Medical office	300	24	6,023,105	105,672
CCRC	15	30	2,243,655	24,356
Other	19	23	872,060	10,475
	484	**20**	**$ 17,369,535**	**$ 270,264**

PORTFOLIO INCOME[4]



Life science 48.0%

Medical office 39.1%

CCRC 9.0%

Other 3.9%

$270.3M

(1) Excludes discontinued operations.
(2) Age is weighted based on current quarter Portfolio Income excluding assets sold or held for sale.
(3) Includes Construction in Process ("CIP") and buildings or portions of buildings placed in Redevelopment. Portfolio Income for Redevelopments is reflected in the Property Portfolio section above.
(4) Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Quarter NOI Summary

For the quarter ended December 31, 2021, dollars in thousands, excludes discontinued operations

PORTFOLIO NOI SUMMARY

	Portfolio NOI				SS Portfolio NOI		
	Portfolio Real Estate Revenues	Portfolio Operating Expenses	Portfolio NOI		SS Portfolio Real Estate Revenues	SS Portfolio Operating Expenses	SS Portfolio NOI
Life science	$ 185,587	$ (44,436)	$ 141,151		$ 134,161	$ (31,199)	$ 102,962
Medical office	166,325	(57,087)	109,238		129,987	(43,033)	86,954
CCRC	118,868	(95,780)	23,087		118,868	(95,719)	23,148
Other	17,971	(13,370)	4,602		—	—	—
	$ 488,751	$ (210,673)	$ 278,078		$ 383,015	$ (169,951)	$ 213,064

PORTFOLIO CASH (ADJUSTED) NOI SUMMARY

	Portfolio Cash (Adjusted) NOI				SS Portfolio Cash (Adjusted) NOI		
	Portfolio Cash Real Estate Revenues	Portfolio Cash Operating Expenses	Portfolio Cash (Adjusted) NOI		SS Portfolio Cash Real Estate Revenues	SS Portfolio Cash Operating Expenses	SS Portfolio Cash (Adjusted) NOI
Life science	$ 174,187	$ (44,426)	$ 129,760		$ 129,971	$ (31,190)	$ 98,781
Medical office	162,019	(56,346)	105,672		127,837	(42,468)	85,368
CCRC	118,868	(94,511)	24,356		118,868	(94,177)	24,691
Other	17,967	(13,397)	4,570		—	—	—
	$ 473,040	$ (208,681)	$ 264,359		$ 376,675	$ (167,835)	$ 208,840

THREE-MONTH SS

	Property Count	% of Total SS based on SS Cash (Adjusted) NOI	SS % of Segment based on Cash (Adjusted) NOI	Year-Over-Year				Sequential			
				Occupancy		Growth		Occupancy		Growth	
				4Q21	4Q20	SS NOI	SS Cash (Adjusted) NOI	4Q21	3Q21	SS NOI	SS Cash (Adjusted) NOI
Life science	115	47%	76%	96.6%	97.3%	8.9%	5.4%	96.6%	97.3%	0.1%	—%
Medical office	241	41%	81%	92.1%	92.6%	3.4%	3.6%	92.1%	92.0%	(0.6%)	(0.3%)
CCRC	15	12%	100%	79.0%	79.0%	(1.6%)	(9.6%) [1]	79.0%	79.5%	12.2%	15.6%
Total	371	100%	79% [2]			5.4%	2.7% [1]			1.0%	1.5%

(1) Excluding government grants received under the CARES Act, Same-Store year-over-year three-month Cash (Adjusted) NOI growth would have been (0.2%) for CCRC and 4.0% for Total Portfolio.
(2) Total percent of Segment Portfolio Cash (Adjusted) NOI is inclusive of the Other segment that is not included in Same-Store.

Full Year NOI Summary

For the twelve months ended December 31, 2021, dollars in thousands, excludes discontinued operations

PORTFOLIO NOI SUMMARY

	Portfolio NOI				SS Portfolio NOI		
	Portfolio Real Estate Revenues	Portfolio Operating Expenses	Portfolio NOI		SS Portfolio Real Estate Revenues	SS Portfolio Operating Expenses	SS Portfolio NOI
Life science	$ 721,309	$ (170,793)	$ 550,515		$ 473,794	$ (110,559)	$ 363,235
Medical office	638,761	(214,486)	424,275		508,624	(165,350)	343,274
CCRC	479,840	(387,504)	92,335		74,806	(54,712)	20,093
Other	69,384	(51,853)	17,530		—	—	—
	$ 1,909,293	$ (824,637)	$ 1,084,655		$ 1,057,224	$ (330,621)	$ 726,602

PORTFOLIO CASH (ADJUSTED) NOI SUMMARY

	Portfolio Cash (Adjusted) NOI				SS Portfolio Cash (Adjusted) NOI		
	Portfolio Cash Real Estate Revenues	Portfolio Cash Operating Expenses	Portfolio Cash (Adjusted) NOI		SS Portfolio Cash Real Estate Revenues	SS Portfolio Cash Operating Expenses	SS Portfolio Cash (Adjusted) NOI
Life science	$ 674,684	$ (170,756)	$ 503,927		$ 458,542	$ (110,522)	$ 348,020
Medical office	624,919	(211,763)	413,157		499,949	(163,087)	336,862
CCRC	479,862	(384,286)	95,576		74,806	(54,549)	20,256
Other	69,486	(52,002)	17,484		—	—	—
	$ 1,848,952	$ (818,807)	$ 1,030,144		$ 1,033,297	$ (328,158)	$ 705,138

TWELVE-MONTH SS

	Property Count	% of Total SS based on Cash (Adjusted) NOI	SS % of Segment based on Cash (Adjusted) NOI	Year-Over-Year			
				Occupancy		Growth	
				2021	2020	SS NOI	SS Cash (Adjusted) NOI
Life science	107	49%	69%	96.3%	97.1%	8.1%	7.2%
Medical office	238	48%	82%	92.1%	92.6%	3.0%	3.1%
CCRC[1]	2	3%	21%	76.0%	81.0%	(17.7%)	(17.1%) [2]
Total	347	100%	68% [3]			4.7%	4.4% [2]

(1) Full year CCRC same-store consists of two Sunrise properties. The thirteen LCS properties entered the three-month same-store pool in 2Q21.
(2) Excluding government grants received under the CARES Act, full year Same-Store Cash (Adjusted) NOI growth would have been (4.3%) for CCRC and 4.9% for Total Portfolio.
(3) Total percent of Segment Portfolio Cash NOI is inclusive of the Other segment that is not included in Same-Store.

Property Count Reconciliations

As of December 31, 2021

PROPERTY COUNT RECONCILIATION

	Life Science	Medical Office	CCRC	Other	Total
Prior Quarter Total Property Count	146	300	15	19	480
Acquisitions	2	3	—	—	5
Assets sold	—	(3)	—	—	(3)
New developments	2	—	—	—	2
Current Quarter Total Property Count	150	300	15	19	484
Acquisitions	(10)	(34)	—	—	(44)
Assets in Development	(12)	(3)	—	—	(15)
Recently completed Developments	(2)	(7)	—	—	(9)
Assets in Redevelopment	(1)	(6)	—	—	(7)
Recently completed Redevelopments	(5)	(4)	—	(2)	(11)
Assets held for sale	(1)	(4)	—	—	(5)
Planned demolition	—	(1)	—	—	(1)
Segment conversions	—	—	—	(17)	(17)
Significant tenant relocation[1]	(4)	—	—	—	(4)
Three-Month SS Property Count	115	241	15	—	371
Segment conversions	—	—	(13)	—	(13)
Acquisitions	—	(2)	—	—	(2)
Assets impacted by casualty event	(1)	—	—	—	(1)
Recently completed Developments	(5)	—	—	—	(5)
Recently completed Redevelopments	(2)	(1)	—	—	(3)
Twelve-Month SS Property Count	107	238	2	—	347

SEQUENTIAL SS

	Life Science	Medical Office	CCRC	Other	Total
Prior Quarter Three-Month SS Property Count	111	244	15	—	370
Acquisitions	—	1	—	—	1
Assets in Redevelopment	—	(2)	—	—	(2)
Prior Development/Redevelopment now Stabilized	4	—	—	—	4
Assets held for sale	—	(1)	—	—	(1)
Assets sold	—	(1)	—	—	(1)
Current Quarter Three-Month SS Property Count	115	241	15	—	371

(1) Life science assets removed from Same-Store due to significant tenant relocations from buildings that were in Same-Store to buildings that are not in Same-Store, where the relocation results in increased revenues to the Company.

Capitalization

Dollars and shares in thousands, except price per share data

TOTAL CAPITALIZATION

	December 31, 2021		
	Shares	Value	Total Value
Common stock (NYSE: PEAK)	539,097	$ 36.09	$ 19,456,011
Convertible partnership (DownREIT) units	7,316	36.09	264,034
Total Market Equity	**546,413**		**$ 19,720,045**
Consolidated Debt			6,169,989
Total Market Equity and Consolidated Debt	**546,413**		**$ 25,890,034**
Share of unconsolidated JV debt			39,684
Total Market Equity and Enterprise Debt	**546,413**		**$ 25,929,718**

COMMON STOCK AND EQUIVALENTS

	Shares Outstanding December 31, 2021	Weighted Average Shares Three Months Ended December 31, 2021				Weighted Average Shares Twelve Months Ended December 31, 2021			
		Diluted EPS	Diluted Nareit FFO	Diluted FFO as Adjusted	Diluted AFFO	Diluted EPS	Diluted Nareit FFO	Diluted FFO as Adjusted	Diluted AFFO
Common stock	539,097	539,081	539,081	539,081	539,081	538,930	538,930	538,930	538,930
Common stock equivalent securities[1]:									
Restricted stock units	1,693	417	417	417	417	310	310	310	310
Equity forward agreements	—	7	7	7	7	1	1	1	1
Convertible partnership (DownREIT) units	7,316	—	7,324	7,324	5,499	—	5,501	7,326	5,501
Total common stock and equivalents	**548,106**	**539,505**	**546,829**	**546,829**	**545,004**	**539,241**	**544,742**	**546,567**	**544,742**

(1) The weighted average shares as of December 31, 2021 represent the current dilutive impact, using the treasury stock method, of (i) 1.7 million restricted stock units, (ii) 7.3 million DownREIT units, and (iii) 9.1 million shares under ATM forward contracts that had not been settled as of December 31, 2021.

Indebtedness

As of December 31, 2021, dollars in thousands

DEBT MATURITIES AND SCHEDULED PRINCIPAL REPAYMENTS (AMORTIZATION)

| | Bank LOC & Commercial Paper[1] | Senior Unsecured Notes | | Mortgage Debt | | Consolidated Debt | Share of Unconsolidated JV Debt | | Enterprise Debt | |
		Amounts	Rates %	Amounts	Rates %		Amounts[2]	Rates %	Amounts	Rates %
2022	$ —	$ —	—	$ 5,048	3.80	$ 5,048	$ 281	2.95	$ 5,329	3.76
2023	—	—	—	90,089	3.80	90,089	497	2.95	90,586	3.80
2024	—	—	—	7,024	3.81	7,024	38,454	3.10	45,478	3.21
2025	—	800,000	3.93	3,209	3.80	803,209	—	—	803,209	3.93
2026	1,165,975	650,000	3.39	244,523	3.11	2,060,498	—	—	2,060,498	1.62
2027	—	450,000	1.54	366	5.91	450,366	—	—	450,366	1.54
2028	—	500,000	2.36	—	—	500,000	—	—	500,000	2.36
2029	—	650,000	3.65	—	—	650,000	—	—	650,000	3.65
2030	—	750,000	3.14	—	—	750,000	—	—	750,000	3.14
2031	—	600,000	3.10	—	—	600,000	—	—	600,000	3.10
Thereafter	—	300,000	6.91	—	—	300,000	—	—	300,000	6.91
	$ 1,165,975	$ 4,700,000		$ 350,259		$ 6,216,234	$ 39,232		$ 6,255,466	
Premiums, (discounts), and debt issuance costs, net	—	(48,067)		1,822		(46,245)	452		(45,793)	
	$ 1,165,975	$ 4,651,933		$ 352,081		$ 6,169,989	$ 39,684		$ 6,209,673	
Weighted average interest rate %	0.32	3.39		3.31		2.81	3.07		2.81	
Weighted average maturity in years	4.1	7.1		3.9		6.3	2.6		6.4	

(1) The Company has a $3.0 billion unsecured revolving line of credit facility (the "Revolving Facility") that matures on January 20, 2026 and contains two six-month extension options. It accrues interest at LIBOR plus 77.5 basis points and incurs an annual facility fee of 15 basis points, based on our current unsecured credit rating. Commercial paper borrowings are backstopped by the Revolving Facility. As such, we calculate the weighted average remaining term of our commercial paper borrowings using the maturity date of the Revolving Facility.

(2) Reflects pro rata share of mortgage debt in our unconsolidated JVs.

Indebtedness

As of December 31, 2021, dollars in thousands

DEBT STRUCTURE

		Balance	% of Total	Weighted Average Rates %	Weighted Average Years to Maturity
Secured	Fixed rate	$ 232,816	4	3.59	3.5
	Floating rate	156,675	2	2.84	4.2
	Combined	**$ 389,491**	**6**	**3.29**	**3.8**
Unsecured	Fixed rate	4,700,000	75	3.39	7.1
	Floating rate	1,165,975 (1)	19	0.32	4.1
	Combined	**$ 5,865,975**	**94**	**2.78**	**6.5**
Total	Fixed rate	4,932,816	79	3.40	6.9
	Floating rate	1,322,650	21	0.62	4.1
	Combined	**$ 6,255,466**	**100**	**2.81**	**6.4**
	Premiums, (discounts), and debt issuance costs, net	(45,793)			
	Enterprise Debt	**$ 6,209,673**			

FINANCIAL COVENANTS(2)

	Bank Line of Credit Requirement	Bank Line of Credit Actual Compliance
Leverage Ratio	No greater than 60%	34%
Secured Debt Ratio	No greater than 40%	2%
Unsecured Leverage Ratio	No greater than 60%	36%
Fixed Charge Coverage Ratio (12 months)	No less than 1.50x	5.7x
Tangible Net Worth ($ billions)	No less than $7.7B	$10.1B

CREDIT RATINGS (SENIOR UNSECURED DEBT)

Moody's	Baa1 (Stable)
S&P Global	BBB+ (Stable)
Fitch	BBB+ (Stable)

(1) Includes short term commercial paper borrowings that are backstopped by the Revolving Facility.
(2) Calculated based on the definitions contained in the credit agreement, which may differ from similar terms used within the Debt Ratios section of this document.

Investment Summary

As of and for the year ended December 31, 2021, dollars and square feet in thousands

INVESTMENT SUMMARY

	MSA	Date	Capacity	Property Count	Property Type	Three Months Ended December 31, 2021		Twelve Months Ended December 31, 2021	
ACQUISITIONS[1]									
Westview Medical Plaza	Nashville, TN	February	48 Sq. Ft.	1	Medical office	$	—	$	13,400
Pinnacle at Ridgegate	Denver, CO	April	80 Sq. Ft.	1	Medical office		—		37,675
Vantage land parcel	San Francisco, CA	April	—	—	Life science		—		60,506
MOB portfolio	Various	April	833 Sq. Ft.	14	Medical office		—		370,500
Westside Medical Plaza	Miami, FL	June	37 Sq. Ft.	1	Medical office		—		15,500
Wesley Woodlawn	Wichita, KS	July	132 Sq. Ft.	1	Medical office		—		49,500
Atlantic Health	New York, NY	July	537 Sq. Ft.	3	Medical office		—		155,545
Baylor Centennial I & II	Dallas, TX	September	138 Sq. Ft.	2	Medical office		—		60,440
Concord Avenue campus	Boston, MA	September	220 Sq. Ft.	3	Life science		—		180,000
Vantage land parcel	San Francisco, CA	September	—	—	Life science		—		23,962
10 Fawcett	Boston, MA	October	132 Sq. Ft.	1	Life science		73,000		73,000
Vista Sorrento land parcel	San Diego, CA	October	—	—	Life science		19,850		19,850
700 Broadway	Seattle, WA	October	39 Sq. Ft.	1	Medical office		42,500		42,500
Lakeview Regional MOB	New Orleans, LA	October	55 Sq. Ft.	1	Medical office		34,000		34,000
25 Spinelli	Boston, MA	October	20 Sq. Ft.	1	Life science		34,000		34,000
725 Concord	Boston, MA	October	85 Sq. Ft.	1	Medical office		54,769		54,769
725 Concord land parcel	Boston, MA	October	—	—	Life science		25,231		25,231
Vantage land parcel	San Francisco, CA	October	—	—	Life science		43,533		43,533
Mooney Street land parcels	Boston, MA	October	—	—	Life science		123,000		123,000
68 Moulton land parcel	Boston, MA	October	—	—	Life science		17,800		17,800
125 Fawcett land parcel	Boston, MA	December	—	—	Life science		41,000		41,000
110 Fawcett land parcel	Boston, MA	December	—	—	Life science		4,000		4,000
Needham Land Parcel JV[2]	Boston, MA	December	—	—	Life science		12,191		12,191
OTHER INVESTMENTS									
Development fundings							113,217		365,350
Redevelopment fundings							20,544		83,527
Loan fundings[3]							994		306,205
Lease commissions - Dev/Redev/Acq							4,606		21,928
Total				**31**		**$**	**664,235**	**$**	**2,268,912**

(1) Subsequent to December 31, 2021, Healthpeak closed on transactions totaling $96 million. See the Earnings Release herein for further information.
(2) Includes the acquisition of a 37.5% interest in a $57.5 million land parcel in Needham, MA, net of $24.9 million of debt.
(3) Net of a $246 million loan repayment for a loan that was funded and repaid within the twelve-month period.

Investment Summary

As of and for the year ended December 31, 2021, dollars and square feet in thousands

REAL ESTATE HELD FOR SALE

Property Type	Capacity	Property Count	Projected Sales Price
Medical office	216 Sq. Ft.	4	$ 26,300
Life science[1]	70 Sq. Ft.	1	14,250
Total		**5**	**$ 40,550**

DISPOSITIONS[2]

	Date	Capacity	Property Count	Property Type		Sales Price	Trailing Cash Yield[3]
Various Brookdale NNN	January	2,552 Units	24	NNN	$	510,000	
Various SHOP	January	5,036 Units	48	SHOP		893,900	
Various HRA NNN	February	790 Units	8	NNN		132,000	
Kenmore Senior Living	February	85 Units	1	SHOP		4,500	
NASA Parkway MOB	April	49 Sq. Ft.	1	Medical office		9,725	
Various NNN	April	107 Units	2	NNN		7,000	
Various SHOP	April	3,265 Units	30	SHOP		1,004,804	
Hoag Hospital Irvine	May	338 Sq. Ft.	1	Medical office		226,200	
Fannin MOB	May	15 Sq. Ft.	1	Medical office		2,230	
Various CCRC	May	891 Units	2	CCRC		18,620	
Various SHOP	May	703 Units	8	SHOP		117,000	
Knoxville MOB	June	37 Sq. Ft.	1	Medical office		5,325	
Haverhill MOB	June	56 Sq. Ft.	1	Medical office		4,000	
Various NNN	June	317 Units	3	NNN		84,600	
Various SHOP	June	384 Units	3	SHOP		27,500	
Various MOB	August	98 Sq. Ft.	2	Medical office		15,710	
Various SHOP	August	322 Units	2	SHOP		75,500	
Parker MOB	September	84 Sq. Ft.	1	Medical office		20,250	
Various NNN	September	203 Units	4	NNN		11,699	
Various SHOP	September	634 Units	6	SHOP		44,896	
Plano Pediatrics MOB	November	78 Sq. Ft.	1	Medical office		7,500	
Centerville MOB	December	9 Sq. Ft.	1	Medical office		2,130	
Castledale MOB	December	12 Sq. Ft.	1	Medical office		1,288	
Delta Point land parcel	December	N/A	—	Medical office		471	
Total			**152**		**$**	**3,226,848**	**5.4%**

(1) Subsequent to December 31, 2021, Healthpeak closed on the sale of one Life Science asset for $14.3 million.
(2) Excludes $96.9 million of sales and repayments of loan investments.
(3) Represents the weighted average yield calculated using Cash (Adjusted) NOI for the twelve month period prior to sale for dispositions.

Developments | In Process

As of December 31, 2021, dollars and square feet in thousands

DEVELOPMENT PROJECTS IN PROCESS

Project	MSA	Property Count	CIP[1]	Cost to Complete[1]	Total at Completion	Total Project Capacity (Sq. Ft.)	% of Total Project Leased	Project Start	Initial Occupancy[2]
Life Science									
The Boardwalk[3][4]	San Diego, CA	3	$ 163,757	$ 11,593	$ 175,350	192	100	4Q19	1Q22
The Shore at Sierra Point - Phase II[3][5]	San Francisco, CA	2	246,485	14,815	261,300	232	100	4Q18	1Q22
The Shore at Sierra Point - Phase III	San Francisco, CA	1	88,838	4,676	93,514	109	100	4Q18	1Q22
101 CambridgePark Drive	Boston, MA	1	75,401	104,449	179,850	161	88	3Q20	4Q22
Nexus on Grand	San Francisco, CA	1	49,175	113,107	162,282	148	100	1Q21	2Q23
Sorrento Gateway	San Diego, CA	1	25,633	91,136	116,769	163	100	2Q21	2Q23
Callan Ridge[3]	San Diego, CA	2	41,439	98,855	140,294	185	100	3Q21	2Q23
Vantage - Phase I[3]	San Francisco, CA	2	85,675	307,083	392,758	343	—	4Q21	3Q23
		13	**$ 776,403**	**$ 745,714**	**$ 1,522,117**	**1,533**	**76**		
Medical Office[6]									
Raulerson	Miami, FL	1	$ 15,219	$ 1,316	$ 16,535	52	67	4Q19	1Q22
Woman's of Texas	Houston, TX	1	26,786	7,776	34,562	117	65	2Q20	1Q22
Orange Park	Jacksonville, FL	1	11,751	5,729	17,480	63	48	4Q19	1Q22
		3	**$ 53,756**	**$ 14,821**	**$ 68,577**	**232**	**61**		
		16	**$ 830,159**	**$ 760,535**	**$ 1,590,694**	**1,765**	**74**		
Projected stabilized yields typically range from 6.0% - 8.0%									

(1) Includes lease commissions incurred to date and projected lease commissions through Stabilization.
(2) Initial Occupancy is generally reflective of revenue recognition commencement, which may not coincide with the start of cash rental payments. Cash rental payments generally commence three to six months following Initial Occupancy.
(3) For multiple building projects, Initial Occupancy is reflective of the first tenant's occupancy date. Initial Occupancy for subsequent buildings can often follow by six to twelve months.
(4) The Boardwalk project above includes one redevelopment and two development properties. CIP and total project cost at completion include $34 million related to the redevelopment property's original basis prior to commencing the project.
(5) During the quarter, a portion of The Shore at Sierra Point - Phase II totaling 66,000 square feet was completed and placed in service.
(6) During the quarter, Centennial totaling 172,000 square feet and Marion II totaling 15,000 square feet were completed and placed in service.

Redevelopments and Land Held for Development

As of December 31, 2021, dollars and square feet in thousands; includes JV projects at share

REDEVELOPMENT PROJECTS IN PROCESS

Project[1]	MSA	Property Type	Property Count[2]	Placed in Service		CIP[3]		Cost to Complete[3]		Total		Project Start	Estimated Completion Date[4]
						Incremental Costs							
West Houston I	Houston, TX	Medical office	1	$	146	$	5,753	$	5,901	$	11,800	2Q20	2Q22
600 Broadway	Seattle, WA	Medical office	1		—		4,084		13,210		17,294	3Q21	4Q22
Swedish II and III	Denver, CO	Medical office	2		—		1,905		15,020		16,925	3Q21	2Q23
Stone Oak	San Antonio, TX	Medical office	1		—		837		10,657		11,494	4Q21	4Q22
Woodlake	Los Angeles, CA	Medical office	1		—		348		9,973		10,321	4Q21	2Q23
			6	**$**	**146**	**$**	**12,927**	**$**	**54,761**	**$**	**67,834**		

Projected stabilized cash-on-cash return on incremental capital invested typically ranges from 9.0% to 12.0%

LAND HELD FOR DEVELOPMENT

Project	MSA	Property Type	Gross Site Acreage	Currently Entitled Rentable Sq. Ft./Units		Original Investment		Incremental Investment[5]		Investment to Date
Vantage - Remaining Phases	San Francisco, CA	Life science	12	502 Sq. Ft.	$	129,136	$	1,785	$	130,921
West Cambridge Alewife[6]	Boston, MA	Life science	17	N/A		217,122		3,397		220,519
Remaining[7][8]	Various	Various	24	N/A		45,339		1,896		47,234
			53		**$**	**391,597**	**$**	**7,078**	**$**	**398,674**

Excludes approximately 1 million square feet of adjacent land development opportunities at our life science and medical office campuses, along with significant developable land at our existing CCRC campuses.

(1) During the quarter, Thornton was completed and placed in service and Sunrise Tower III was removed from Redevelopment and is pending demolition.
(2) Excludes the Redevelopment of 10275 Science Center Drive included in the Boardwalk Development.
(3) Includes lease commissions incurred to date and projected lease commissions through Stabilization.
(4) Excludes the completion of tenant improvements.
(5) Includes capitalized interest, entitlement and pre-construction costs.
(6) Excludes $336 million and 15 acres, which are currently included in our operating portfolio and may be densified in the future. Also excludes $72 million and 4 acres for 67 Smith, which was acquired in January 2022.
(7) Includes 8 acres as part of our Atlantic Health medical office acquisition, 9 acres as part of Needham Land Parcel JV at our 37.5% share, and 5 acres as part of our Vista Sorrento acquisition, which were acquired in the second half of 2021.
(8) Excludes 5 acres and $24 million related to the January 2022 acquisition of the remaining Vista Sorrento Assemblage.

Capital Expenditures[1][2]

For the three and twelve months ended December 31, 2021, dollars in thousands, except per unit/square foot, excludes discontinued operations

FOURTH QUARTER	Life Science	Medical Office	CCRC	Other	Total
Portfolio at share					
Recurring capital expenditures	$ 2,014	$ 10,941	$ 6,033	$ 1,375	$ 20,362
Tenant improvements - 2nd generation	400	6,205	—	—	6,605
Lease commissions - 2nd generation	8,905	4,404	—	—	13,310
AFFO capital expenditures[3]	$ 11,319	$ 21,550	$ 6,033	$ 1,375	$ 40,277
Revenue enhancing capital expenditures	4,109	7,035	19,747	593	31,484
Casualty related capital expenditures	—	—	—	2,019	2,019
Initial Capital Expenditures ("ICE")	91	3,193	—	—	3,284
Tenant improvements - 1st generation	8,816	19,662	—	—	28,477
Lease commissions - Dev/Redev/Acq	3,775	831	—	—	4,606
Development	88,354	24,862	—	—	113,217
Redevelopment	7,908	12,633	—	4	20,544
Capitalized interest	6,452	624	—	—	7,076
Total capital expenditures	$ 130,823	$ 90,389	$ 25,781	$ 3,991	$ 250,984
Recurring capital expenditures per unit/sq. ft.	$0.19 per Sq. Ft.	$0.49 per Sq. Ft.	$815 per Unit	$766 per Unit [4]	

FULL YEAR	Life Science	Medical Office	CCRC	Other	Total
Portfolio at share					
Recurring capital expenditures	$ 6,292	$ 20,385	$ 15,054	$ 3,968	$ 45,699
Tenant improvements – 2nd generation	6,081	24,783	—	—	30,865
Lease commissions – 2nd generation	21,290	14,447	—	—	35,737
AFFO capital expenditures[3]	$ 33,663	$ 59,616	$ 15,054	$ 3,968	$ 112,301
Revenue enhancing capital expenditures	28,072	22,838	40,873	2,074	93,857
Casualty related capital expenditures	—	—	—	5,611	5,611
Initial Capital Expenditures ("ICE")	414	5,533	1,726	—	7,673
Tenant improvements - 1st generation	55,278	40,569	—	—	95,847
Lease commissions - Dev/Redev/Acq	19,676	2,252	—	—	21,928
Development	285,650	79,700	—	—	365,350
Redevelopment	50,753	29,035	—	3,739	83,527
Capitalized interest	20,880	2,577	—	417	23,875
Total capital expenditures	$ 494,386	$ 242,120	$ 57,653	$ 15,809	$ 809,968
Recurring capital expenditures per unit/sq. ft.	$0.60 per Sq. Ft.	$0.94 per Sq. Ft.	$1,983 per Unit	$2,219 per Unit [4]	

(1) Excludes corporate capitalized expenses such as IT systems, furniture, fixtures and equipment at corporate or satellite offices, etc. Excludes AFFO capital expenditures of $0.0 million for the quarter and $2.6 million full year, and total capital expenditures of $0.4 million for the quarter and $8.4 million full year, related to discontinued operations.

(2) A reconciliation to our Consolidated Statement of Cash Flows can be found in the Discussion and Reconciliation of Non-GAAP Financial Measures document located at http://ir.healthpeak.com/quarterly-results.

(3) Includes AFFO capital expenditures on unconsolidated JVs for the quarter of $1.5 million and $4.9 million full year. Excludes noncontrolling interest share of AFFO capital expenditures on consolidated joint ventures for the quarter of $0.6 million and $1.5 million full year, which are included in the Other AFFO adjustments line item of the Adjusted Funds From Operations reconciliation.

(4) Higher spend includes several one-time equipment replacements.

Portfolio Diversification

As of and for the quarter ended December 31, 2021, dollars in thousands, excludes discontinued operations

PORTFOLIO INCOME BY MSA

MSA	Property Count[1]	Life Science	Medical Office	CCRC	Other	Total	% of Total
San Francisco, CA	79	$ 77,618	$ 874	$ —	$ —	$ 78,492	29
Boston, MA	20	30,024	488	—	—	30,512	11
San Diego, CA	36	19,129	703	—	—	19,832	7
Dallas, TX	37	—	18,634	—	217	18,850	7
Houston, TX	38	—	7,927	1,384	2,257	11,569	4
Philadelphia, PA	6	—	4,529	4,111	—	8,641	3
Tampa, FL	7	—	787	6,642	—	7,429	3
Seattle, WA	7	—	6,694	—	—	6,694	2
Nashville, TN	17	—	6,371	—	—	6,371	2
Denver, CO	20	—	5,251	—	848	6,098	2
Louisville, KY	11	—	5,032	—	—	5,032	2
Remaining	191	2,989	48,381	12,219	1,249	64,839	24
Portfolio Cash (Adjusted) NOI	**469**	**$ 129,760**	**$ 105,672**	**$ 24,356**	**$ 4,570**	**$ 264,359**	**98**
Interest income	—	—	—	—	5,904	5,904	2
Portfolio Income	**469**	**$ 129,760**	**$ 105,672**	**$ 24,356**	**$ 10,475**	**$ 270,264**	**100**

(1) Excludes fifteen properties in Development.

Life Science

As of and for the quarter ended December 31, 2021, dollars and square feet in thousands

INVESTMENTS[1]

MSA	Property Count	Portfolio Investment	Portfolio Cash (Adjusted) NOI	Square Feet	Occupancy %	Annualized Base Rent %
San Francisco, CA	78	$ 3,891,447	$ 77,618	5,192	95.7	59.3
Boston, MA	19	2,311,635	30,024	2,581	98.0	23.4
San Diego, CA	34	1,083,785	19,129	2,387	96.4	14.7
Remaining	7	146,393	2,989	476	100.0	2.5
	138	**$ 7,433,260**	**$ 129,760**	**10,636**	**96.6**	**100.0**

SAME-STORE

	4Q20	1Q21	2Q21	3Q21	4Q21
Property Count	115	115	115	115	115
Portfolio Investment	$ 5,310,464	$ 5,328,170	$ 5,359,982	$ 5,386,298	$ 5,400,188
Square Feet	8,237	8,237	8,237	8,237	8,237
Occupancy %	97.3	98.1	97.4	97.3	96.6
Portfolio Real Estate Revenues	$ 124,562	$ 130,279	$ 134,499	$ 135,890	$ 134,161
Portfolio Operating Expenses	(30,054)	(29,291)	(29,793)	(32,996)	(31,199)
Portfolio NOI	**$ 94,508**	**$ 100,987**	**$ 104,706**	**$ 102,894**	**$ 102,962**
Portfolio Cash Real Estate Revenues	$ 123,722	$ 125,195	$ 128,958	$ 131,772	$ 129,971
Portfolio Cash Operating Expenses	(30,041)	(29,282)	(29,783)	(32,986)	(31,190)
Portfolio Cash (Adjusted) NOI	**$ 93,680**	**$ 95,913**	**$ 99,175**	**$ 98,786**	**$ 98,781**
Portfolio Cash (Adjusted) NOI Margin %	75.7	76.6	76.9	75.0	76.0
Pro Forma Portfolio Cash (Adjusted) NOI Margin %[2]	95.4	95.8	96.6	95.8	95.6
				Year-Over-Year Three-Month SS Growth %	**5.4%**

(1) Excludes twelve properties that are in Development.
(2) Approximately 90% of operating expenses reported above are recoverable from tenants and are reported gross in both Portfolio Cash Real Estate Revenues and Portfolio Cash Operating Expenses. Pro Forma Portfolio Cash (Adjusted) NOI Margin % has been adjusted to remove recoverable expenses from both revenue and expenses.

Life Science

As of December 31, 2021, dollars and square feet in thousands, except Market Cap

TENANT CONCENTRATION

	Market Cap (in millions)	Weighted Average Remaining Lease Term in Years	Leased Square Feet		Annualized Base Rent[1]	
			Amount	% of Total	Amount	% of Total
Amgen	$ 126,718	1.9	684	7	$ 55,183	10
Global Blood Therapeutics	1,886	8.2	164	2	11,837	2
General Atomics	Private	7.7	702	7	10,610	2
Denali Therapeutics	5,447	7.3	148	1	10,474	2
Rigel Pharmaceuticals	453	1.1	147	1	10,114	2
AstraZeneca	181,985	5.2	156	2	9,459	2
Myriad Genetics	2,204	4.1	288	3	9,456	2
Sorrento Therapeutics	1,428	17.0	211	2	9,387	2
NuVasive	2,715	13.2	252	2	8,704	2
MyoKardia - subsidiary of Bristol-Myers Squibb (BMY)	138,395	8.0	130	1	8,461	2
Fog Pharmaceuticals	Private	9.2	122	1	8,297	2
Pacira Biosciences	2,680	8.5	174	2	8,253	2
Janssen Biopharma - subsidiary of Johnson & Johnson (JNJ)	450,358	0.8	128	1	8,134	2
Five Prime - subsidiary of Amgen (AMGN)	126,718	6.0	115	1	7,524	1
Shire - subsidiary of Takeda (4502)	42,211	6.8	184	2	7,422	1
ElevateBio	Private	8.2	142	1	7,421	1
Alector	1,678	7.3	105	1	6,944	1
Duke University	Private	7.8	166	2	6,737	1
Boston Dynamics	Private	10.3	185	2	6,475	1
Forrester Research	1,126	5.2	192	2	6,446	1
Remaining		6.2	5,861	57	310,401	59
		6.3	**10,257**	**100**	**$527,737**	**100**

ANNUALIZED BASE RENT[1]



Biotech 69%

Pharma 11%

Medical Device 8%

R&D 6%

Tech Office & Other 4%

University 2%

(1) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.

Life Science

As of December 31, 2021, dollars and square feet in thousands

LEASE EXPIRATION DATA

	Total				San Francisco		Boston		San Diego		Remaining	
Year	Leased Square Feet	%	Annualized Base Rent[1]	%	Leased Square Feet	Annualized Base Rent[1]	Leased Square Feet	Annualized Base Rent[1]	Leased Square Feet	Annualized Base Rent[1]	Leased Square Feet	Annualized Base Rent[1]
2022[2]	477	5	$ 27,105	5	459	$ 26,309	11	$ 467	8	$ 329	—	$ —
2023	769	8	49,056	9	570	39,998	—	58	200	9,000	—	—
2024	453	4	29,449	6	421	27,838	—	—	31	1,611	—	—
2025	1,222	12	51,465	10	474	26,063	151	6,261	511	16,252	85	2,889
2026	530	5	22,104	4	304	16,942	24	1,040	202	4,122	—	—
2027	1,545	15	68,168	13	669	41,805	498	14,303	223	8,437	154	3,623
2028	693	7	34,860	7	133	7,949	560	26,912	—	—	—	—
2029	1,016	10	57,721	11	544	33,182	307	17,802	—	—	166	6,737
2030	1,206	12	76,668	15	632	42,922	399	25,493	174	8,253	—	—
2031	1,212	12	61,914	12	487	28,466	371	24,149	354	9,299	—	—
Thereafter	1,135	11	49,227	9	337	21,719	199	7,054	599	20,454	—	—
	10,257	100	$ 527,737	100	5,030	$ 313,192	2,519	$ 123,538	2,302	$ 77,758	406	$ 13,249

(1) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(2) Includes month-to-month and holdover leases.



The Post, LEED Certified
Waltham, MA

Life Science

As of December 31, 2021, dollars and square feet in thousands, presented at 100%

4Q21 LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents	Tenant Improvements per Sq. Ft.[1]	Leasing Costs per Sq. Ft.[1]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of September 30, 2021	**10,096**	**$ 50.94**					
Acquisitions	151	45.03					
Developments placed in service	66	69.00					
Redevelopments placed in service	22	57.48					
Expirations	(306)	65.12					
Renewals	254	73.09	10.4	$ 1.78	$ 2.10	45	93.4%
New leases	57	57.93		0.62	2.28	101	
Terminations	(83)	50.23					
Leased Square Feet as of December 31, 2021	**10,257**	**$ 51.45**					

FULL YEAR LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents	Tenant Improvements per Sq. Ft.[1]	Leasing Costs per Sq. Ft.[1]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of December 31, 2020	**9,730**	**$ 49.11**					
Acquisitions	371	31.03					
Developments placed in service	187	66.97					
Redevelopments placed in service	130	58.39					
Properties placed into (re)development	(73)	38.96					
Expirations	(1,143)	54.01					
Renewals	1,068	62.38	16.0	$ 1.87	$ 1.86	54	93.4%
New leases	341	57.36		6.15	2.08	98	
Terminations	(354)	45.92					
Leased Square Feet as of December 31, 2021	**10,257**	**$ 51.45**					

(1) Average cost per lease year.

Life Science

As of and for the quarter ended December 31, 2021, dollars and square feet in thousands

LEASE TYPE

	Annualized Base Rent					
	San Francisco, CA	Boston, MA	San Diego, CA	Remaining	Total	% of Total
Triple-Net[1]	$ 290,522	$ 106,871	$ 73,163	$ 13,249	$ 483,805	91.7
Base Year[2]	22,037	16,556	3,556	—	42,149	8.0
Gross[3]	633	111	1,038	—	1,783	0.3
Total	$ 313,192	$ 123,538	$ 77,758	$ 13,249	$ 527,737	100.0

OWNERSHIP TYPE

	Total Square Feet						
	San Francisco, CA	Boston, MA	San Diego, CA	Remaining	Total	% of Total	Weighted Average Remaining Lease Term
Ground Lease	—	20	—	310	330	3.1	29 [4]
Fee Simple	5,192	2,561	2,387	166	10,307	96.9	
Total	5,192	2,581	2,387	476	10,636	100.0	

CONTRACTUAL LEASE ESCALATORS

	Annualized Base Rent	% of Annualized Base Rent	Escalator %
Fixed	$ 521,225	98.8	3.2
CPI	6,512	1.2	4.7 [5]
Total	$ 527,737	100.0	3.2

(1) Includes net lease structures, where the tenant is responsible for 100% of their pro rata share of operating expenses.
(2) A lease structure in which the rental rate includes the tenant's pro rata share of operating expenses. The pro rata share of expenses in the first year of the lease is considered the "base year" and any increase in expenses beyond the "base year" is recoverable from the tenant.
(3) A lease structure in which the tenant's pro rata share of operating expenses is presumed to be included in the rental rate, with no variability for fluctuations in operating expenses.
(4) Includes renewal options.
(5) Includes both pure CPI leases and leases with a CPI floor averaging 2%. The CPI escalator presented above is based on the average year-to-date year-over-year change in CPI, which will vary over time and is based on specific lease terms.

Medical Office

As of and for the quarter ended December 31, 2021, dollars and square feet in thousands

PORTFOLIO BY MARKET[1]

MSA	Property Count	Portfolio Investment	Portfolio Cash (Adjusted) NOI	Occupancy %	Square Feet						% of Total
					On-campus		Off-campus[2]		Total		
					Multi-tenant	Single-tenant	Multi-tenant	Single-tenant	Multi-tenant	Single-tenant	
Dallas, TX	35	$ 882,247	$ 18,634	90.2	2,128	1,541	209	54	2,338	1,595	16
Houston, TX	30	424,690	7,927	86.9	1,446	1,421	289	—	1,735	1,421	13
Seattle, WA	7	285,900	6,694	97.2	674	39	—	—	674	39	3
Nashville, TN	17	283,753	6,371	86.5	1,514	10	119	—	1,633	10	7
Denver, CO	16	339,286	5,251	81.7	1,079	—	35	—	1,114	—	5
Louisville, KY	11	237,946	5,032	97.0	668	17	447	—	1,115	17	5
Philadelphia, PA	4	432,522	4,529	78.0	694	—	436	144	1,129	144	5
Phoenix, AZ	13	228,355	4,017	92.0	519	70	281	—	800	70	4
Miami, FL	10	127,059	2,791	91.1	488	—	—	30	488	30	2
Salt Lake City, UT	11	127,649	2,583	89.4	434	—	152	7	586	7	2
Kansas City, MO	6	125,472	2,573	89.4	351	89	—	8	351	97	2
Greenville, SC	14	155,059	2,170	100.0	232	560	—	51	232	611	3
Hickory, NC	1	44,706	2,138	100.0	—	257	—	—	—	257	1
Minneapolis, MN	5	124,115	1,842	92.2	228	—	—	81	228	81	1
Ogden, UT	8	84,157	1,509	87.0	338	—	—	60	338	60	2
Las Vegas, NV	6	110,297	1,488	88.3	440	—	—	—	440	—	2
Washington, DC	4	97,115	1,465	81.7	55	29	186	—	242	29	1
Indianapolis, IN	5	118,918	1,300	96.3	216	46	39	—	255	46	1
Fresno, CA	1	59,689	1,236	100.0	—	56	—	—	—	56	—
Richmond, VA	3	76,267	1,171	97.5	60	—	97	—	157	—	1
Remaining	90	1,591,220	24,949	94.0	2,479	1,477	744	1,113	3,223	2,590	24
	297	**$ 5,956,423**	**$ 105,672**	**90.3**	**14,042**	**5,612**	**3,036**	**1,548**	**17,078**	**7,159**	**100**

(1) Excludes three properties that are in Development. Properties that are held for sale are included in property count, Investment, Cash (Adjusted) NOI, and square feet but are excluded from Occupancy.

(2) Includes medical office buildings that are off-campus, adjacent (within 0.25 miles of a hospital campus) and anchored (the asset is off-campus, but is 1/3 or more leased to a health system or large physician group).

Medical Office | Same-Store

As of and for the quarter ended December 31, 2021, dollars and square feet in thousands

SAME-STORE

		4Q20		1Q21		2Q21		3Q21		4Q21
Property Count		241		241		241		241		241
Portfolio Investment	$	4,210,000	$	4,226,047	$	4,245,377	$	4,270,597	$	4,305,632
Square Feet		19,606		19,606		19,597		19,606		19,605
Occupancy %		92.6		92.3		92.2		92.0		92.1
Portfolio Real Estate Revenues	$	125,631	$	126,587	$	127,518	$	130,288	$	129,987
Portfolio Operating Expenses		(41,511)		(40,194)		(41,202)		(42,843)		(43,033)
Portfolio NOI	$	**84,120**	$	**86,393**	$	**86,316**	$	**87,445**	$	**86,954**
Portfolio Cash Real Estate Revenues	$	123,326	$	124,169	$	125,588	$	127,935	$	127,837
Portfolio Cash Operating Expenses		(40,934)		(39,623)		(40,632)		(42,275)		(42,468)
Portfolio Cash (Adjusted) NOI	$	**82,392**	$	**84,547**	$	**84,956**	$	**85,660**	$	**85,368**
Portfolio Cash (Adjusted) NOI Margin %		66.8		68.1		67.6		67.0		66.8
Pro Forma Portfolio Cash (Adjusted) NOI Margin %[1]		77.9		78.9		78.4		78.4		78.4
				Year-Over-Year Three-Month SS Growth %						3.6%

(1) Approximately 45% of operating expenses reported above are recoverable from tenants and are reported gross in both Portfolio Cash Real Estate Revenues and Portfolio Cash Operating Expenses. Pro Forma Portfolio Cash (Adjusted) NOI Margin % has been adjusted to remove recoverable expenses from both revenue and expenses.



Watkins MOB
Richmond, VA

32
Return to TOC

Medical Office

As of and for the quarter ended December 31, 2021, square feet in thousands

SQUARE FEET BY HEALTH SYSTEM

			Square Feet							
Health System	**Property Count**	**Credit Rating**	**On-Campus**	**Adjacent[1]**	**Anchored[1]**	**Unaffiliated Off-Campus**	**Total**	**% of Total**	**% Directly Leased by Health System**	**Weighted Average Remaining Lease Term**
HCA	114	Baa3	9,423	236	318	—	9,978	41.2	24.2	4.1
Memorial Hermann	16	A1	1,709	—	83	—	1,791	7.4	4.0	4.0
Norton Healthcare	10	—	685	328	—	—	1,013	4.2	2.8	5.1
Community Health Systems	15	B3	908	—	—	—	908	3.7	3.7	8.1
Prisma Health System	14	A3	792	—	51	—	843	3.5	2.1	6.6
Thomas Jefferson Univ Hospital	1	A2	694	—	—	—	694	2.9	1.9	4.6
Providence Health & Services	6	Aa3	610	—	—	—	610	2.5	1.2	2.5
Steward Health	8	—	599	—	—	—	599	2.5	0.9	2.6
Atlantic Health	3	Aa3	—	—	537	—	537	2.2	2.7	8.1
HonorHealth	9	A2	421	107	—	—	528	2.2	0.8	3.8
UPENN Health System	1	Aa3	—	436	—	—	436	1.8	1.0	8.1
Encompass Health	4	Ba3	310	—	—	—	310	1.3	1.5	2.5
Tenet Healthcare	3	B2	295	—	—	—	295	1.2	0.3	2.3
Orlando Health	2	A2	289	—	—	—	289	1.2	0.3	3.9
Duke/LifePoint	1	Aa2	257	—	—	—	257	1.1	1.3	0.1
Ascension Health	5	Aa2	121	—	94	—	215	0.9	0.9	3.2
CommonSpirit	3	Baa1	171	32	—	—	203	0.8	1.1	4.2
Bon Secours Mercy Health	4	A1	60	—	134	—	194	0.8	0.4	2.6
Baylor Scott & White Health	3	Aa3	138	—	49	—	187	0.8	0.4	2.2
Franciscan Alliance	2	Aa3	180	—	—	—	180	0.7	0.8	2.2
Remaining - credit rated	40		1,339	292	738	—	2,369	9.8		
Remaining - not credit rated	33		652	56	498	596	1,803	7.4		
Total	**297**		**19,654**	**1,487**	**2,501**	**596**	**24,238**	**100.0**	**52.3**	**4.5**
% of Total			**81.1**	**6.1**	**10.3**	**2.5**				
Total Healthcare Affiliated					**97.5%**					

(1) Denotes whether the medical office building is adjacent (within 0.25 miles) to a hospital campus or anchored (the asset is off-campus, but is 1/3 or more leased to a health system or large physician group).

Medical Office

As of and for the quarter ended December 31, 2021, dollars and square feet in thousands

LEASE EXPIRATION DATA[1]

Year	Total				On-Campus		Off-Campus	
	Leased Square Feet	%	Annualized Base Rent[2]	%	Leased Square Feet	Annualized Base Rent[2]	Leased Square Feet	Annualized Base Rent[2]
2022[3]	3,096	14.2	$ 81,921	15.8	2,574	$ 69,975	522	$ 11,945
2023	2,057	9.5	53,805	10.4	1,720	45,413	338	8,393
2024	2,647	12.2	73,657	14.2	2,182	60,686	465	12,970
2025	4,467	20.6	85,869	16.5	4,220	79,300	247	6,569
2026	1,804	8.3	47,906	9.2	1,546	41,253	258	6,653
2027	1,067	4.9	26,411	5.1	765	18,727	302	7,684
2028	1,993	9.2	35,982	6.9	1,789	31,244	204	4,738
2029	800	3.7	19,684	3.8	620	15,326	179	4,358
2030	1,113	5.1	28,686	5.5	760	20,359	352	8,327
2031	1,513	7.0	34,428	6.6	1,135	24,316	378	10,111
Thereafter	1,178	5.4	31,383	6.0	384	12,979	793	18,404
	21,734	100	$ 519,731	100	17,695	$ 419,578	4,039	$ 100,153

MATERIAL NEAR-TERM PURCHASE OPTIONS

Maturity Year	Option Date[4]	Name	Property Count	MSA	Property Type	Annualized Base Rent[2]	Option Price
2022[5]	2/2022	Frye Regional Medical Center	1	Hickory, NC	Medical office	$ 8,718	$ 67,675
2026[6]	10/2022	Innovation	1	San Diego, CA	Medical office	2,215	29,000

(1) Excludes 192,000 square feet and Annualized Base Rent of $5.3 million related to four assets held for sale at December 31, 2021.
(2) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(3) Includes month-to-month and holdover leases.
(4) Reflects the earliest point at which the purchase option can be exercised.
(5) Notice of intent to exercise purchase option was received in 1Q21.
(6) Innovation is a multi-tenant asset with base year leases generating $2.2 million in Annualized Base Rent and $1.4 million of annual Cash (Adjusted) NOI after expenses.

Medical Office

As of December 31, 2021, dollars and square feet in thousands, presented at 100%

4Q21 LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents[1]	Tenant Improvements per Sq. Ft. [2]	Leasing Costs per Sq. Ft. [2]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of September 30, 2021	21,612	$ 26.18					
Acquisitions	179	31.19					
Dispositions	(57)	20.90					
Developments	103	23.39					
Expirations	(621)	28.60					
Renewals, amendments and extensions	516	29.41	4.9	2.28	0.85	62	79.6%
New leases	206	27.26		5.53	1.36	88	
Terminations	(12)	26.46					
Leased Square Feet as of December 31, 2021	21,926	$ 26.25					

FULL YEAR LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents[1]	Tenant Improvements per Sq. Ft. [2]	Leasing Costs per Sq. Ft. [2]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of December 31, 2020	20,731	$ 25.54					
Acquisitions	1,737	25.71					
Dispositions	(656)	35.90					
Developments	103	23.39					
Expirations	(2,738)	26.11					
Renewals, amendments and extensions	2,167	27.03	2.7	2.08	0.78	53	79.6%
New leases	675	26.34		5.28	1.30	73	
Terminations	(93)	24.16					
Leased Square Feet as of December 31, 2021	21,926	$ 26.25					

(1) For comparative purposes, reflects adjustments for leases that converted to a different lease type upon renewal, amendment or extension of the original lease.
(2) Average cost per lease year.

Medical Office

As of and for the quarter ended December 31, 2021, square feet in thousands

LEASE TYPE

	On-Campus	Adjacent	Anchored	Unaffiliated Off-Campus	Total	% of Total
	Leased Square Feet					
Triple-Net[1]	11,548	601	1,957	102	14,208	64.8
Base Year[2]	5,205	549	301	419	6,473	29.5
Gross[3]	1,078	41	100	26	1,244	5.7
Total	**17,831**	**1,190**	**2,358**	**546**	**21,926**	**100.0**

OWNERSHIP TYPE

	On-Campus	Adjacent	Anchored	Unaffiliated Off-Campus	Total	% of Total	Weighted Average Remaining Lease Term
	Total Square Feet						
Ground Lease	8,613	32	442	72	9,158	37.8	79 [5]
Fee Simple	11,041	1,455	2,059	525	15,080	62.2	
Total	**19,654**	**1,487**	**2,501**	**596**	**24,238**	**100.0**	

CONTRACTUAL LEASE ESCALATORS

	Square Feet	% of Square Feet	Escalator %
Fixed	20,124	91.8	2.7
CPI	1,802	8.2	3.9 [6]
Total	**21,926**	**100.0**	**2.9**

PROVIDER SPECIALTY

	Healthpeak	National Benchmark[4]
Types of Specialties		
Orthopedics	10%	4%
Obstetrics / Gynecology	9%	5%
General / Specialty Surgery	8%	5%
Ambulatory Surgery Center	7%	N/A
Oncology	6%	3%
Cardiovascular	6%	3%
Imaging / Radiology	5%	3%
Neurology	4%	2%
Gastroenterology	3%	2%
Other	25%	40%
Total Specialties	**83%**	**66%**
Primary Care	**17%**	**34%**
Total	**100%**	**100%**

(1) Includes both triple-net lease structures, in which the tenant is directly responsible for all operating expenses of the property, and net lease structures, where the tenant is responsible for 100% of their pro rata share of operating expenses.

(2) A lease structure in which the rental rate includes the tenant's pro rata share of operating expenses. The pro rata share of expenses in the first year of the lease is considered the "base year" and any increase in expenses beyond the "base year" is recoverable from the tenant.

(3) A lease structure in which the tenant's pro rata share of operating expenses is presumed to be included in the rental rate, with no variability for fluctuations in operating expenses.

(4) U.S. physicians breakdown from AAMC, 2020 Physician Specialty Data Book.

(5) Includes renewal options.

(6) Includes both pure CPI leases and leases with a CPI floor ranging from 1% - 3%. The CPI escalator presented above is based on the average year-to-date year-over-year change in CPI, which will vary over time and is based on specific lease terms.

CCRC

As of and for the quarter ended December 31, 2021, dollars in thousands, except REVPOR

INVESTMENTS

	Property Count	Net Portfolio Investment[1]	Portfolio Real Estate Revenues, excluding NREFS	NREF Amortization	Portfolio Cash Opex	Portfolio Adjusted NOI	Units	Occupancy %[2]	REVPOR CCRC[3]	NREF Cash Collections
Operator										
Life Care Services	13	$ 1,200,555	$ 83,040	$ 16,649	$ (80,022)	$ 19,667	6,292	79.5	$ 6,581	$ 23,449
Sunrise Senior Living	2	258,213	16,083	3,096	(14,155)	5,024	1,052	76.4	7,956	2,135
Remaining	—	—	—	—	(334)	(334)	N/A	N/A	N/A	—
Total	**15**	**$ 1,458,768**	**$ 99,123**	**$ 19,745**	**$ (94,511)**	**24,356**	**7,344**	**79.0**	**$ 6,770**	**$ 25,585**

TOTAL CCRC PORTFOLIO

		4Q20	1Q21	2Q21	3Q21	4Q21
Property count		17	17	15	15	15
Gross Portfolio Investment	$	2,242,867	$ 2,251,444	$ 2,203,751	$ 2,219,079	$ 2,243,655
Net Portfolio Investment[1]		1,441,226	1,460,604	1,416,858	1,432,162	1,458,768
Units		8,328	8,326	7,438	7,437	7,344
IL, AL, and Memory Care Occupancy %		81.6	80.6	80.6	80.7	80.4
Skilled Nursing Occupancy %[2]		66.4	69.5	73.7	73.5	72.0
Occupancy %[2]		79.0	78.7	79.4	79.5	79.0
REVPOR CCRC[4]	$	6,712	$ 6,687	$ 6,626	$ 6,714	$ 6,770 [3]
Portfolio Real Estate Revenues	$	123,132	$ 122,125	$ 119,810	$ 119,037	$ 118,868
Portfolio Operating Expenses before management fee		(95,230)	(92,201)	(93,264)	(95,225)	(92,193)
Management fee		(4,041)	(3,723)	(3,704)	(3,607)	(3,587)
Portfolio NOI[4][5]	**$**	**23,860**	**$ 26,200**	**$ 22,842**	**$ 20,206**	**$ 23,087**
Portfolio Cash Real Estate Revenues	$	123,131	$ 122,133	$ 119,824	$ 119,037	$ 118,868
Portfolio Cash Operating Expenses before management fee		(91,419)	(92,189)	(92,052)	(94,500)	(90,924)
Management fee		(4,041)	(3,723)	(3,704)	(3,607)	(3,587)
Portfolio Adjusted NOI[4][5]	**$**	**27,670**	**$ 26,221**	**$ 24,068**	**$ 20,930**	**$ 24,356**
Portfolio Adjusted NOI Margin %		22.5	21.5	20.1	17.6	20.5

(1) Net Portfolio Investment is Gross Investment as defined in the Glossary less Non-Refundable Entrance Fees ("NREFs") and refundable entrance fees, which appear on our Consolidated Balance Sheet in the Deferred revenue line and Accounts payable, accrued liabilities and other liabilities line, respectively. As of December 31, 2021, the balances of NREFs and refundable entrance fees were $496.5 million and $288.4 million, respectively.
(2) During December 2021, our SNF capacity decreased by 92 units. SNF occupancy and total occupancy would have been 75.8% and 79.7%, respectively, assuming this capacity reduction had occurred at the beginning of the quarter.
(3) 4Q21 REVPOR excluding NREF amortization would be $5,646.
(4) Includes government grants under the CARES Act for 4Q20, 1Q21, 2Q21, 3Q21 and 4Q21 of $2.7 million, $1.5 million, $0.1 million, $0.0 million, and $0.0 million, respectively.
(5) Includes identifiable Covid related expenses for 4Q20, 1Q21, 2Q21, 3Q21 and 4Q21 of $4.3 million, $2.6 million, $1.5 million, $1.1 million, and $0.9 million, respectively.

CCRC | Same-Store

As of and for the quarter ended December 31, 2021, dollars in thousands, except REVPOR

SAME-STORE

		4Q20		1Q21		2Q21		3Q21		4Q21	Sequential Growth	Year-Over-Year Growth
Property count		15		15		15		15		15	—	—
Net Portfolio Investment[1]	$	1,382,550	$	1,401,030	$	1,416,858	$	1,432,162	$	1,458,768	1.9%	5.5%
Units		7,437		7,435		7,438		7,437		7,344	(1.3%)	(1.3%)
IL, AL, and Memory Care Occupancy %		81.6		80.6		80.6		80.7		80.4	-30 bps	-120 bps
Skilled Nursing Occupancy %		66.4		69.5		73.7		73.5		72.0	-150 bps	560 bps
Occupancy %		79.0		78.7		79.4		79.5		79.0	-50 bps	0 bps
REVPOR CCRC[2]	$	6,712	$	6,687	$	6,626	$	6,714	$	6,770	0.8%	0.9%
Portfolio Real Estate Revenues	$	118,323	$	117,437	$	117,395	$	119,037	$	118,868	(0.1%)	0.5%
Portfolio Operating Expenses		(94,807)		(90,429)		(94,366)		(98,405)		(95,719)	(2.7%)	1.0%
Portfolio NOI[2][3]	$	**23,516**	$	**27,008**	$	**23,029**	$	**20,632**	$	**23,148**	**12.2%**	**(1.6%)**
Portfolio Cash Real Estate Revenues	$	118,323	$	117,437	$	117,395	$	119,037	$	118,868	(0.1%)	0.5%
Portfolio Cash Operating Expenses		(91,007)		(90,429)		(93,157)		(97,681)		(94,177)	(3.6%)	3.5%
Portfolio Adjusted NOI[2][3]	$	**27,316**	$	**27,008**	$	**24,238**	$	**21,356**	$	**24,691**	**15.6%**	**(9.6%)**
Portfolio Adjusted NOI Margin %		23.1		23.0		20.6		17.9		20.8	290 bps	-230 bps

PRO FORMA SAME-STORE[4]

		4Q20		1Q21		2Q21		3Q21		4Q21	Sequential Growth	Year-Over-Year Growth
REVPOR CCRC	$	6,567	$	6,612	$	6,621	$	6,713	$	6,770	0.8%	3.1%
Portfolio Real Estate Revenues	$	115,757	$	116,128	$	117,308	$	119,022	$	118,868	(0.1%)	2.7%
Portfolio Operating Expenses		(94,807)		(90,429)		(94,366)		(98,405)		(95,719)	(2.7%)	1.0%
Portfolio NOI	$	**20,950**	$	**25,699**	$	**22,942**	$	**20,617**	$	**23,148**	**12.3%**	**10.5%**
Portfolio Cash Real Estate Revenues	$	115,757	$	116,128	$	117,308	$	119,022	$	118,868	(0.1%)	2.7%
Portfolio Cash Operating Expenses		(91,007)		(90,429)		(93,157)		(97,681)		(94,177)	(3.6%)	3.5%
Portfolio Adjusted NOI	$	**24,750**	$	**25,699**	$	**24,151**	$	**21,341**	$	**24,691**	**15.7%**	**(0.2%)**
Portfolio Adjusted NOI Margin %		21.4		22.1		20.6		17.9		20.8	290 bps	-60 bps

(1) Net Portfolio Investment is Gross Investment less NREFs and refundable entrance fees, which appear on our Consolidated Balance Sheet in the Deferred revenue line and Accounts payable, accrued liabilities and other liabilities line, respectively.
(2) Includes government grants under the CARES Act for 4Q20, 1Q21, 2Q21, 3Q21 and 4Q21 of $2.6 million, $1.3 million, $0.1 million, $0.0 million, and $0.0 million, respectively.
(3) Includes identifiable Covid related expenses for 4Q20, 1Q21, 2Q21, 3Q21 and 4Q21 of $4.1 million, $2.5 million, $1.5 million, $1.1 million, and $1.0 million, respectively.
(4) Excludes government grants under the CARES Act for all periods presented.

Other

As of and for the quarter ended December 31, 2021, dollars in thousands

SOVEREIGN WEALTH FUND SENIOR HOUSING JV AT SHARE

		4Q20		1Q21		2Q21		3Q21		4Q21
Property count		19		19		19		19		19
Investment	$	420,699	$	421,567	$	437,201	$	455,743	$	457,870
Units		3,317		3,317		3,354		3,354		3,354
Occupancy %		76.8		72.7		72.4		74.3		74.8
REVPOR Other	$	3,983	$	4,117	$	4,186	$	4,000	$	4,118
Portfolio Real Estate Revenues	$	17,334	$	16,980	$	17,323	$	17,109	$	17,971
Portfolio Operating Expenses before management fee		(12,506)		(11,794)		(11,650)		(12,617)		(12,547)
Management fee		(829)		(801)		(801)		(821)		(823)
Portfolio NOI[1][2]	$	**3,999**	$	**4,385**	$	**4,872**	$	**3,672**	$	**4,602**
Portfolio Cash Real Estate Revenues	$	17,339	$	17,068	$	17,330	$	17,121	$	17,967
Portfolio Cash Operating Expenses before management fee		(12,194)		(11,770)		(11,683)		(12,729)		(12,574)
Management fee		(829)		(801)		(801)		(821)		(823)
Portfolio Cash (Adjusted) NOI[1][2]	$	**4,316**	$	**4,497**	$	**4,845**	$	**3,571**	$	**4,570**
Portfolio Cash (Adjusted) NOI Margin %		24.9		26.3		28.0		20.9		25.4

PRO FORMA[3]

		4Q20		1Q21		2Q21		3Q21		4Q21
REVPOR OTHER	$	3,976	$	4,068	$	4,038	$	4,000	$	3,963
Portfolio Real Estate Revenues	$	17,294	$	16,753	$	16,740	$	17,109	$	17,232
Portfolio Operating Expenses before management fee		(12,506)		(11,794)		(11,650)		(12,617)		(12,547)
Management fee		(829)		(801)		(801)		(821)		(823)
Portfolio NOI	$	**3,959**	$	**4,158**	$	**4,289**	$	**3,672**	$	**3,863**
Portfolio Cash Real Estate Revenues	$	17,298	$	16,841	$	16,747	$	17,121	$	17,228
Portfolio Cash Operating Expenses before management fee		(12,194)		(11,770)		(11,683)		(12,729)		(12,574)
Management fee		(829)		(801)		(801)		(821)		(823)
Portfolio Cash (Adjusted) NOI	$	**4,276**	$	**4,271**	$	**4,262**	$	**3,571**	$	**3,831**
Portfolio Cash (Adjusted) NOI Margin %		24.7		25.4		25.5		20.9		22.2

DEBT INVESTMENTS

					Weighted Average	
		Investment[4]		Interest Income	Yield	Maturity in Years[5]
Seller financing loans	$	389,845	$	5,455	5.3%	1.2
Other		24,345		449	7.5%	1.0
Total Debt Investments	$	**414,190**	$	**5,904**	**5.4%**	**1.2**

(1) Includes identifiable Covid related expenses for 4Q20, 1Q21, 2Q21, 3Q21 and 4Q21 of $0.5 million, $0.3 million, $0.2 million, $0.1 million, and $0.1 million, respectively.

(2) Includes government grants under the CARES Act for 4Q20, 1Q21, 2Q21, 3Q21 and 4Q21 of $0.0 million, $0.2 million, $0.6 million, $0.0 million, and $0.7 million, respectively.

(3) Excludes government grants under the CARES Act for all periods presented.

(4) Excludes $1.8 million of estimated reserves for loan losses under the current expected credit losses accounting standard in accordance with ASC 326, and resident loans on CCRC entrance fee contracts of $24.4 million.

(5) Weighted average maturity in years is based on initial maturity and excludes extension options.

Discontinued Operations

Dollars in thousands
(unaudited)

The results of discontinued operations through December 31, 2021, or the disposal date of each asset or portfolio of assets, are included within the Income (loss) from discontinued operations line of the Consolidated Statements of Operations. In order to facilitate reconciliation of amounts throughout this Supplemental Report, detailed financial information for discontinued operations for the three months and years ended December 31, 2021 and 2020 is presented below (in thousands):

	Three Months Ended December 31,		Year Ended December 31,	
	2021	2020	2021	2020
Revenues:				
Rental and related revenues	$ —	$ 16,807	$ 7,535	$ 97,877
Resident fees and services	3,159	144,173	114,936	621,253
Total revenues	3,159	160,980	122,471	719,130
Costs and expenses:				
Interest expense	—	2,625	3,900	10,538
Depreciation and amortization	—	8,574	—	143,194
Operating	4,396	142,406	122,571	550,226
Transaction costs	—	19,286	76	20,426
Impairments and loan loss reserves (recoveries), net	—	119,788	32,736	201,344
Total costs and expenses	4,396	292,679	159,283	925,728
Other income (expense):				
Gain (loss) on sales of real estate, net	6,063	297,899	414,721	460,144
Other income (expense), net	(960)	3,033	4,189	5,475
Total other income (expense), net	5,103	300,932	418,910	465,619
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	3,866	169,233	382,098	259,021
Income tax benefit (expense)	(376)	489	969	9,913
Equity income (loss) from unconsolidated joint ventures	143	(273)	5,135	(1,188)
Income (loss) from discontinued operations	$ 3,633	$ 169,449	$ 388,202	$ 267,746

2022 Guidance & Additional Items[1]

Projected full year 2022, dollars in millions, except per share amounts

2022 Guidance		Full Year 2022 Guidance (February 8, 2022)
Diluted earnings per common share		$0.58 – $0.64
Diluted Nareit FFO per common share		$1.70 – $1.76
Diluted FFO as adjusted per common share		$1.68 – $1.74
Total Portfolio year-over-year Same-Store Cash NOI		3.25% – 4.75%

Total Portfolio Year-Over-Year Same-Store Cash NOI Components		
	% of NOI	
Life Science	49%	4.00% – 5.00%
Medical Office	39%	1.75% – 2.75%
CCRC[2]	12%	8.00% – 12.00%
Total Portfolio[2]	100%	3.25% – 4.75%

Other Supplemental Information – AFFO Addition (Reduction)	Additional 2022 Guidance Assumptions
Amortization of stock-based compensation	$19 – $21
Amortization of deferred financing costs	$9 – $13
Straight-line rents	($48) – ($54)
AFFO capital expenditures	($95) – ($110)
Deferred income taxes	$0 – ($4)
Other AFFO adjustments	($25) – ($35)

Capital Expenditures (excluding AFFO Capital Expenditures)[3]	
1st generation TIs / revenue enhancing / ICE	$150 – $200
Development[4]	$525 – $625
Redevelopment[4]	$150 – $200

CCRC Non-Refundable Entrance Fees	
Non-refundable entrance fee amortization	$77 – $83
Cash non-refundable entrance fees	$87 – $97

Other Items	
Interest income	$18 – $23
General and administrative	$93 – $98
Interest expense	$145 – $165
Unconsolidated SWF SH JV Cash NOI[5]	$15 – $20

(1) Range of outcomes presented below incorporate various items shown on this page. Other items that may impact the range of outcomes include, but are not limited to: timing of acquisitions / dispositions / loan repayments and potential changes to interest rates.
(2) Includes $6.6M of CARES Act grants received in January 2022 related to CCRCs. 2021 included $1.4M of CARES Act grants related to the CCRC same-store pool. Excluding CARES Act grants, our 2022 Same-Store Cash NOI guidance for CCRC and Total Portfolio would be 3.00% – 7.00% and 2.75% – 4.25%, respectively.
(3) Includes our share of Unconsolidated JVs.
(4) Excludes ~$40M of capitalized interest related to our share of development and redevelopment spend.
(5) Excluded from the 2022 same-store pool.

Glossary

Adjusted Fixed Charge Coverage*
Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Adjusted EBITDAre and Fixed Charges.

Adjusted Funds From Operations ("AFFO")*
See the "Adjusted Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding AFFO.

Annualized Base Rent
The most recent month's (or subsequent month's if acquired in the most recent month) base rent including additional rent floors, cash income from DFLs, and/or interest income annualized for 12 months. Annualized Base Rent includes the Company's share of unconsolidated JVs calculated on the same basis and excludes properties in our CCRC segment, properties sold or held for sale during the quarter, and noncontrolling interests' share of consolidated JVs calculated on the same basis. Further, Annualized Base Rent does not include expense recoveries, additional rents in excess of floors, and non-cash revenue adjustments (i.e., straight-line rents, amortization of market lease intangibles, DFL non-cash interest and deferred revenues). We use Annualized Base Rent for the purpose of determining Lease Expirations and Debt Investment Maturities.

Completion Date - Development/Redevelopment
For Developments, management's estimate of the period the core and shell structure improvements are expected to be or have been completed. For Redevelopments, management's estimate of the period in which major construction activity in relation to the scope of the project has been or will be substantially completed and excludes the completion of tenant improvements.

Consolidated Debt
The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets*
The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt
Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Continuing Care Retirement Community ("CCRC")
A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

Debt Investments
Loans secured by a direct interest in real estate and mezzanine loans.

Development
Includes ground-up construction. Newly completed developments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

Direct Financing Lease ("DFL")
Lease for which future minimum lease payments are recorded as a receivable and the difference between the future minimum lease payments and the estimated residual values less the cost of the properties is recorded as unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield.

EBITDAre and Adjusted EBITDAre*
EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("Nareit") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding other impairments (recoveries) and other losses (gains), transaction-related items, prepayment costs (benefits) associated with early retirement or payment of debt, restructuring and severance related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock compensation expense, and foreign currency remeasurement losses (gains). EBITDAre and Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis.

Enterprise Debt*
Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets*
Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt*
Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fees
Certain of our CCRC communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, Nareit FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Glossary

Financial Leverage*
Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Fixed Charges*
Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds From Operations ("Nareit FFO") and FFO as Adjusted*
See the "Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding Nareit FFO and FFO as Adjusted.

Healthcare Affiliated
Represents properties that are on-campus or adjacent to a healthcare system and properties that are leased 1/3 or more to a health system or physician group.

Initial Capital Expenditures ("ICE")
Expenditures required to bring a newly acquired property up to standard. The expenditures are typically identified during underwriting and incurred within the first year of ownership.

Investment and Portfolio Investment*
Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization and (ii) the carrying amount of DFLs and Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, and excludes noncontrolling interests' pro rata share of the real estate assets and intangibles held in our consolidated JVs, presented on the same basis. Investment and Portfolio Investment exclude land held for development.

Metropolitan Statistical Areas ("MSA")
Metropolitan Statistical Areas are geographic entities delineated by the Office of Management and Budget for use by Federal Statistical agencies in collecting, tabulating, and publishing Federal statistics. A metro area contains a core urban area of 50,000 or more population, consists of one or more counties and includes the counties containing the core urban area, as well as any adjacent counties that have a high degree of social and economic integration (as measured by commuting to work) with the urban core.

Net Debt*
Enterprise Debt less the carrying amount of cash and cash equivalents as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents from our unconsolidated JVs. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDAre*
Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Net Operating Income ("NOI") and Cash (Adjusted) NOI*
NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, income from direct financing leases, and government grant income and exclusive of interest income), less property level operating expenses; NOI excludes all other financial statement amounts included in net income (loss). Cash (Adjusted) NOI is calculated as NOI after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. NOI and Cash (Adjusted) NOI include the Company's pro rata share of NOI and Cash (Adjusted) NOI from its unconsolidated JVs and exclude noncontrolling interests' pro rata share of NOI and Cash (Adjusted) NOI from consolidated joint ventures.

Occupancy
For life science facilities and medical office buildings, Occupancy represents the percentage of total rentable square feet leased where rental payments have commenced, including month-to-month leases, as of the end of the period reported. For senior housing facilities, Occupancy represents the facilities' average operating Occupancy for the most recent calendar quarter (year-to-date for year-to-date SS) available based on units. The percentages shown are weighted to reflect our share and exclude newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant period, vacant facilities, facilities held for sale, facilities for which agreement has been reached to change reporting structure, and facilities for which data is not available or meaningful. All facility financial performance data was derived solely from information provided by operators/tenants/borrowers without independent verification by us.

Portfolio Adjusted NOI*
Portfolio Adjusted NOI is Portfolio Cash Real Estate Revenues less Portfolio Cash Operating Expenses.

Portfolio Cash Operating Expenses*
Consolidated cash operating expenses plus the Company's pro rata share of cash operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of cash operating expenses from consolidated JVs. Portfolio Cash Operating Expenses represent property level operating expenses (which exclude transition costs) after eliminating the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Portfolio Income*
Cash (Adjusted) NOI plus interest income plus our pro rata share of Cash (Adjusted) NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Cash (Adjusted) NOI from consolidated JVs.

Portfolio Real Estate Revenues* and Portfolio Cash Real Estate Revenues*
Portfolio Real Estate Revenues include rental related revenues, resident fees and services, income from DFLs, and government grant income which is included in Other income (expense), net in our Consolidated Statement of Operations. Portfolio Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues include Portfolio Real Estate Revenues after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Glossary

Redevelopment

Properties that incur major capital expenditures to significantly improve, change the use, or reposition the property pursuant to a formal redevelopment plan. Newly completed redevelopments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

Retention Rate

The ratio of total renewed square feet to the total square feet expiring and available for lease, excluding the square feet for tenant leases terminated for default or buy-out prior to the expiration of the lease and leases in assets designated as Held for Sale.

REVPOR CCRC*

The 3-month average Cash Real Estate Revenues per occupied unit excluding Cash NREFs for the most recent period available. REVPOR CCRC excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the CCRC portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share.

REVPOR Other*

The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR Other excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the Other portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share.

RIDEA

A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Same-Store ("SS")*

Same-Store NOI and Cash (Adjusted) NOI information allows us to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our consolidated portfolio of properties. Same-Store Adjusted NOI excludes amortization of deferred revenue from tenant-funded improvements and certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Properties are included in Same-Store once they are stabilized for the full period in both comparison periods. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space and rental payments have commenced) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure are considered stabilized after 12 months in operations under a consistent reporting structure. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, a change in reporting structure or operator transition has been agreed to, or a significant tenant relocates from a Same-Store property to a non Same-Store property and that change results in a corresponding increase in revenue. We do not report Same-Store metrics for our other non-reportable segments.

Secured Debt Ratio*

Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Share of Consolidated Joint Ventures ("JVs")

Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures

Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Stabilized / Stabilization

Newly acquired operating assets are generally considered Stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space and rental payments have commenced) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered Stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure are considered stabilized after 12 months in operations under a consistent reporting structure.

Total Market Equity

The total number of outstanding shares of our common stock multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end, plus the total number of convertible partnership units multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end (adjusted for stock splits).

Units/Square Feet/Capacity

Senior housing facilities are measured in available units (e.g., studio, one or two bedroom units). Life science facilities and medical office buildings are measured in square feet, excluding square footage for development or square footage removed from service for redevelopment properties prior to completion. Capacities are presented at 100% ownership share.

* Non-GAAP Supplemental Measures
Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the Non-GAAP Financial Measures used in this report can be found at http://ir.healthpeak.com/quarterly-results.

Adjusted EBITDAre and Adjusted Fixed Charge Coverage

Dollars in thousands

NET INCOME TO ADJUSTED EBITDAre

	Three Months Ended December 31, 2021	Twelve Months Ended December 31, 2021
Net income (loss)	**$ 32,576**	**$ 525,930**
Interest expense[1]	36,551	161,880
Income tax expense (benefit)[1]	(1,481)	(4,230)
Depreciation and amortization	178,114	684,286
Other depreciation and amortization	1,492	4,873
Loss (gain) on sales of real estate[1]	(6,780)	(605,311)
Loss (gain) upon change of control	—	(1,042)
Impairments (recoveries) of depreciable real estate	19,625	25,320
Share of unconsolidated JV:		
Interest expense	(259)	72
Income tax expense (benefit)	(452)	(2,096)
Depreciation and amortization	5,041	17,085
Loss (gain) on sale of real estate from unconsolidated JVs	197	(6,737)
EBITDAre	**$ 264,624**	**$ 800,030**
Transaction-related items, excluding taxes	388	6,789
Other impairments (recoveries) and losses (gains)[2]	(923)	24,238
Restructuring and severance related charges	1,147	3,610
Loss (gain) on debt extinguishments	—	225,824
Casualty-related charges (recoveries), excluding taxes	—	5,158
Amortization of stock-based compensation	4,307	18,202
Adjusted EBITDAre	**$ 269,543**	**$ 1,083,851**
ADJUSTED FIXED CHARGE COVERAGE		
Interest expense, including unconsolidated JV interest expense at share	36,292	161,952
Capitalized interest	7,076	23,875
Fixed Charges	**$ 43,368**	**$ 185,827**
Adjusted Fixed Charge Coverage	**6.2x**	**5.8x**

(1) This amount can be reconciled by combining the balances from the corresponding line of the Consolidated Statements of Operations and the detailed financial information in the Discontinued Operations Reconciliation section of this Supplemental Report.

(2) For the year ended December 31, 2021, includes the following: (i) a $29 million goodwill impairment charge in connection with our senior housing asset sales reported in income (loss) from discontinued operations in the Consolidated Statements of Operations and (ii) $1.6 million of reserves for loan loss recorded in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations, offset by (iii) $6.4 million of accelerated recognition of a mark-to-market discount, less loan fees, resulting from prepayments on loans receivable which is included in interest income in the Consolidated Statements of Operations.

Debt Ratios

As of and for the quarter ended December 31, 2021, dollars in thousands

ENTERPRISE DEBT AND NET DEBT

	December 31, 2021	Pro Forma December 31, 2021[1]
Bank line of credit and commercial paper	$ 1,165,975	
Senior unsecured notes	4,651,933	
Mortgage debt	352,081	
Consolidated Debt	**$ 6,169,989**	
Share of unconsolidated JV mortgage debt	39,684	
Enterprise Debt	**$ 6,209,673**	**$ 6,209,673**
Cash and cash equivalents[2]	(165,994)	(481,863)
Share of unconsolidated JV cash and cash equivalents	(15,912)	(15,912)
Net Debt	**$ 6,027,767**	**$ 5,711,898**

FINANCIAL LEVERAGE

	December 31, 2021
Enterprise Debt	$ 6,209,673
Enterprise Gross Assets	18,568,421
Financial Leverage	33.4%

SECURED DEBT RATIO

	December 31, 2021
Mortgage debt	$ 352,081
Share of unconsolidated JV mortgage debt	39,684
Enterprise Secured Debt	**$ 391,765**
Enterprise Gross Assets	18,568,421
Secured Debt Ratio	2.1%

NET DEBT TO ADJUSTED EBITDAre

	Three Months Ended December 31, 2021	Twelve Months Ended December 31, 2021	Pro Forma Three Months Ended December 31, 2021[1]	Pro Forma Twelve Months Ended December 31, 2021[1]
Net Debt	$ 6,027,767	$ 6,027,767	$ 5,711,898	$ 5,711,898
Annualized Adjusted EBITDAre[3]	1,078,172	1,083,851	1,078,172	1,083,851
Net Debt to Adjusted EBITDAre	5.6x	5.6x	5.3x	5.3x

(1) Pro forma cash and cash equivalents and the resulting Net Debt to Adjusted EBITDAre at December 31, 2021 is adjusted to include $316 million of net proceeds from the future expected settlement of 9.1 million shares sold under equity forward contracts through the Company's ATM program during the third quarter of 2021.
(2) Includes cash and cash equivalents of $8 million on assets held for sale.
(3) For the three months ended, represents the current quarter Adjusted EBIDTAre multiplied by a factor of four. For the twelve months ended, represents trailing twelve months Adjusted EBITDAre.

Information

BOARD OF DIRECTORS

BRIAN G. CARTWRIGHT
Chairman of the Board, Healthpeak Properties, Inc.
Former General Counsel,
U.S. Securities and Exchange Commission

THOMAS M. HERZOG
Chief Executive Officer, Healthpeak Properties, Inc.

CHRISTINE N. GARVEY
Former Global Head of Corporate
Real Estate Services, Deutsche Bank AG

R. KENT GRIFFIN, JR.
Managing Director, PHICAS Investors
Former President, BioMed Realty Trust, Inc.

DAVID B. HENRY
Former Vice Chairman and Chief Executive Officer,
Kimco Realty Corporation

LYDIA H. KENNARD
President and Chief Executive Officer,
KDG Construction Consulting

SARA GROOTWASSINK LEWIS
Founder and Chief Executive Officer,
Lewis Corporate Advisors, LLC

KATHERINE M. SANDSTROM
Former Senior Managing Director,
Heitman LLC

EXECUTIVE MANAGEMENT

THOMAS M. HERZOG
Chief Executive Officer

SCOTT M. BRINKER
President
Chief Investment Officer

THOMAS M. KLARITCH
Chief Operating Officer

TROY E. MCHENRY
Chief Legal Officer
General Counsel

PETER A. SCOTT
Chief Financial Officer

SHAWN G. JOHNSTON
Executive Vice President
Chief Accounting Officer

LISA A. ALONSO
Executive Vice President
Chief Human Resources Officer

SCOTT R. BOHN
Executive Vice President
Co-Head of Life Science

JEFFREY H. MILLER
Executive Vice President
Development

Forward-Looking Statements & Risk Factors

Statements contained in this supplemental report that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, leasing activity and commitments, capital recycling plans, financing activities, or other transactions; and (ii) the information presented in the section titled "2022 Guidance and Additional Items." Pending acquisitions, dispositions, and leasing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this supplemental report, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: the Covid pandemic and health and safety measures intended to reduce its spread, the availability, effectiveness and public usage and acceptance of vaccines, and how quickly and to what extent normal economic and operating conditions can resume within the markets in which we operate; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; increased competition, operating costs and market changes affecting our tenants, operators and borrowers; the financial condition of our tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested in multiple industries and exposes us to the risks inherent in illiquid investments; our ability to identify and secure replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; our property development, redevelopment and tenant improvement activity risks, including project abandonments, project delays and lower profits than expected; changes within the life science industry; high levels of regulation, funding requirements, expense and uncertainty faced by our life science tenants; the ability of the hospitals on whose campuses our MOBs are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to maintain or expand our hospital and health system client relationships; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; economic and other conditions that negatively affect geographic areas from which we recognize a greater percentage of our revenue; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of fixed rent escalators, contingent rent provisions and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose on collateral securing our real estate-related loans; our ability to make material acquisitions and successfully integrate them; the potential impact on us and our tenants, operators and borrowers from litigation matters, including rising liability and insurance costs; an increase in our borrowing costs, including due to higher interest rates; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, volatility or uncertainty in the capital markets, and other factors; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; changes in global, national and local economic and other conditions; laws or regulations prohibiting eviction of our tenants; the failure of our tenants, operators and borrowers to comply with federal, state and local laws and regulations, including resident health and safety requirements, as well as licensure, certification and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety and other regulations; the requirements of,

Continued


1421

Aurora Aspen Peak
Aurora, CO

Forward-Looking Statements & Risk Factors (concluded)

or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administration decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Fund and other Covid-related stimulus and relief programs; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; environmental compliance costs and liabilities associated with our real estate investments; our ability to maintain our qualification as a real estate investment trust ("REIT"); changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; the loss or limited availability of our key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; and other risks and uncertainties described from time to time in our Securities and Exchange Commission (SEC) filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

The information in this supplemental report should be read in conjunction with our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the SEC. The Reporting Definitions (and Reconciliations of Non-GAAP Financial Measures) are an integral part of the information presented herein. You can access these documents on our website, www.healthpeak.com, free of charge, as well as amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on our website is not incorporated by reference into, and should not be considered a part of, this supplemental report.

In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov.

This supplemental report also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and preparers' experience in the industry. Similarly, although the Company believes that the surveys and market research that others have performed are reliable, such surveys and market research are subject to assumptions, estimates and other uncertainties and the Company has not independently verified this information.

For more information, contact Andrew Johns, Vice President - Corporate Finance and Investor Relations, at (720) 428-5050.


Cypress Village CCRC
Jacksonville, FL

Corporate HQ, Denver, CO

5050 South Syracuse Street, Suite 800
Denver, CO 80237
(720) 428 - 5050

Irvine, CA

1920 Main Street, Suite 1200
Irvine, CA 92614

Nashville, TN

3000 Meridian Boulevard, Suite 200
Franklin, TN 37067

Healthpeak® PROPERTIES

healthpeak.com